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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Criticare Systems, Inc.
(Name of Subject Company)

Criticare Systems, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.04 per share
(Title of Class of Securities)

226901106
(CUSIP Number of Class of Securities)

Emil H. Soika
President and Chief Executive Officer
Criticare Systems, Inc.
20925 Crossroads Circle, Suite 100
Waukesha, Wisconsin 53186
(262) 798-8282
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Benjamin G. Lombard, Esq.
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 2100
Milwaukee, Wisconsin 53202
(414) 298-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        (a)    Name and Address.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes hereto, this "Schedule 14D-9") relates is Criticare Systems, Inc., a Delaware corporation ("Criticare" or the "Company"). The address of the principal executive offices of the Company is 20925 Crossroads Circle, Suite 100, Waukesha, Wisconsin 53186, and its telephone number is (262) 798-8282.

        (b)    Class of Securities.    The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.04 per share, of the Company (the "Common Stock"). As of the close of business on March 3, 2008, there were 12,404,909 shares of Common Stock outstanding.

Item 2.    Identity and Background of Filing Person.

        (a)    Name and Address.    The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

        (b)    Tender Offer.    This Schedule 14D-9 relates to a tender offer by Packer Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Opto Circuits (India) Limited, a company registered under the laws of India ("Opto Circuits"), disclosed in a Tender Offer Statement on Schedule TO, dated March 7, 2008 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of Common Stock at a purchase price of $5.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon and less any applicable stock transfer taxes and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2008 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal", which together with the Offer to Purchase constitute the "Offer"). The Offer is made in accordance with the Agreement and Plan of Merger, dated as of February 24, 2008, among Criticare, Opto Circuits and the Purchaser. The Schedule TO was filed with the Securities and Exchange Commission (the "SEC") on March 7, 2008. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Merger Agreement provides that subject to the satisfaction or waiver of certain conditions, following the completion of the Offer and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each share of Common Stock (other than shares of Common Stock owned by Opto Circuits, the Purchaser, the Company or any subsidiary of the Company, or by any stockholder of the Company who properly exercises appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price (the "Merger Consideration"), without interest and less any applicable stock transfer taxes and required withholding taxes, and all the shares of Common Stock shall no longer be outstanding, shall automatically be cancelled and shall cease to exist. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        This description of the terms of the Offer is qualified in its entirety by reference to the Offer to Purchase, Letter of Transmittal and other related materials.

        As set forth in the Schedule TO, the address of the principal executive offices of Opto Circuits is Plot No. 83, Electronics City, Hosur Road, Bangalore India 560 100 and its telephone number at such principal executive offices is +91-80-28521084. The address of the Purchaser in the United States is at Opto Circuits' wholly owned subsidiary, Mediaid, Inc., 17517 Fabrica Way, Suite H, Cerritos, CA 90723, and its telephone number is (310) 561-8468.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, as of the date hereof, there are no agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Opto Circuits, the Purchaser or their respective executive officers, directors or affiliates.

  (a) Arrangements with Opto Circuits and the Purchaser.

        Merger Agreement and Mutual Nondisclosure Agreement.    Criticare and Opto Circuits entered into a Mutual Nondisclosure Agreement dated as of December 13, 2007 (the "Nondisclosure Agreement"). In connection with the transactions contemplated by the Offer, Criticare, Opto Circuits and the Purchaser entered into the Merger Agreement. Summaries of the Merger Agreement and the Nondisclosure Agreement are contained in Section 11 of the Offer to Purchase and the description of the conditions to the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. The summaries are qualified in their entirety by reference to the Merger Agreement and the Nondisclosure Agreement which are filed as Exhibits (e)(1) and (e)(2), respectively, hereto and are incorporated herein by reference.

  Stockholder Tender Agreements.

        As an inducement to Opto Circuits and the Purchaser to enter into the Merger Agreement, and in consideration thereof, each of the directors of the Company entered into a Stockholder Tender Agreement with the Purchaser (the "Tender Agreements"), dated as of the date of the Merger Agreement. Pursuant to the Tender Agreements, each director has agreed to tender in the Offer all shares of Common Stock beneficially owned by the director (other than shares subject to unexercised options) within five business days after the commencement of the Offer, and not to withdraw such tender unless the Tender Agreement shall have been terminated in accordance with its terms.

        Additionally, pursuant to the Tender Agreements, each director has agreed, at any meeting of the stockholders of the Company, or any adjournment thereof, called for the purpose of adopting the Merger Agreement, to vote, or to provide a consent with respect to, all shares of Common Stock which he has the right to vote (i) in favor of adopting the Merger Agreement and any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement, and (ii) against, and to not consent to, any Adverse Proposal (as defined in the Tender Agreements).

        The Tender Agreements terminate on the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date on which all of the shares subject to the Tender Agreements are purchased pursuant to the Offer and (iii) the Effective Time.

        As of the date of the Tender Agreements, the directors of the Company beneficially owned 607,097 shares of Common Stock in the aggregate (including 90,000 shares of Common Stock subject to stock options), representing approximately 4.9% of the outstanding shares of Common Stock. The summary of the Tender Agreements contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the form of the Tender Agreements, which is filed as Exhibit (e)(3) hereto.

  (b) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

        Section 14(f) Information Statement.    Certain agreements, arrangements (including employment and compensation arrangements) or understandings in effect between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement attached hereto as Annex I.

  Director and Officer Exculpation, Indemnification and Insurance.

        The Company's By-Laws provide that the Company shall, to the fullest extent permitted by the DGCL and other applicable laws, as in effect from time to time, indemnify any person who was or is a party or is threatened to be made a party to any formal or informal threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, any action brought under federal or state securities laws, rules or regulations (collectively, "Actions"), other than in certain limited circumstances, because he is or was a director or officer of the Company, or because he is or was a director or officer of the Company and is or was serving at the request of the Company as a director, officer, employee, consultant or agent of another corporation or other enterprise or is or was serving at the request of the Company as a fiduciary of an employee benefit plan or as an employee or agent of the Company; provided, however, that no director or officer shall be entitled to indemnification unless, with respect to the conduct that is the subject of the Action, he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. This indemnification obligation mirrors the permissive indemnification provided under Section 145 of the DGCL. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be made (a) by arbitration; (b) by Criticare's Board of Directors (the "Criticare Board") by a majority vote of a quorum consisting of directors who are not parties to the subject Action; (c) if such quorum is not obtainable or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (d) by the affirmative vote of a majority of the shares entitled to vote thereon.

        The Company's Restated Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director, except for liability (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) with respect to any transaction from which the director derived an improper personal benefit.

        Article VI, Section 6.01 of the Company's By-Laws provides that a director or officer is not liable to the Company for damages arising out of any action taken or omitted to be taken by such person if he exercised and used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs or took or omitted to take such action in reliance on the advice of the Company's counsel or statements made or information furnished by officers or employees of the Company which he had reasonable grounds to believe were true.

        Under the Merger Agreement, Opto Circuits and the Purchaser have agreed that the rights to indemnification by the Company and its subsidiaries in the certificate of incorporation and bylaws (or other charter documents) of the Company or the applicable subsidiary will survive the merger and remain in effect for a period of at least six years from the Effective Time.

        Under the Merger Agreement, Opto Circuits agreed to indemnify and hold harmless the present and former officers, directors, employees, fiduciaries and agents of the Company and its subsidiaries, against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to all acts and omissions, or alleged acts or omissions, occurring on or before the Effective Time, whether commenced, asserted or claimed prior to, at or after the Effective Time, that are based on or arise out of any such person's service as a director or officer of the Company (or any subsidiary thereof) or, at the request of the Company, as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise to the fullest extent permitted under applicable law.

        Under the Merger Agreement, Opto Circuits has agreed to cause to be maintained in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company with respect to the Company (provided that Parent may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous to any of the insured persons) with respect to matters or events occurring at or prior to the Effective Time to the extent available; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend an amount per year in excess of 200% of the current annual premiums paid by the Company to maintain or procure insurance coverage.

  Stock Options and Employee Stock Purchase Plan.

        Pursuant to the Merger Agreement, each outstanding and unexercised option (a "Company Stock Option") to purchase shares of Common Stock granted under the Company's stock option plans (the "Company Stock Option Plans") that is outstanding at the Effective Time will be cancelled at the Effective Time. In exchange for such cancellation, option holders will receive with respect to each Company Stock Option, a cash payment (less any applicable withholding taxes and without interest) equal to the product of (a) the excess, if any, of the Merger Consideration over the per share exercise or purchase price of such Company Stock Option and (b) the number of shares subject to such Company Stock Option. As of the Effective Time, the Company Stock Option Plans will be terminated.

        As of March 3, 2008, there were 472,314 Company Stock Options outstanding with a weighted average exercise price of approximately $3.28.

        Upon execution of the Merger Agreement, the Company suspended purchases of Common Stock under the Company's Employee Stock Purchase Plan (the "Company Purchase Plan"), except that purchases of Common Stock under the Company Purchase Plan will be completed with respect to any payroll deductions made prior to the date of the Merger Agreement. As of the Effective Time, the Company Purchase Plan will be terminated.

        Employee Benefit Matters.    The Merger Agreement provides that Opto Circuits will cause the Surviving Corporation, for the period of twelve months following the Effective Time, to maintain employee benefit and compensation plans, programs, contracts, arrangements and executive perquisites for the benefit of active and retired employees of the Company and its subsidiaries which, in the aggregate, will provide compensation and benefits that are at least equivalent to, and no less favorable than, the compensation and benefits provided to such active employees under the employee benefit plans, programs, contracts and arrangements of the Company and its subsidiaries as in effect immediately prior to the Effective Time, subject to changes which may be necessary to comply with applicable law. From and after the Effective Time, Opto Circuits will cause the Surviving Corporation and its subsidiaries to honor in accordance with their terms, all contracts, agreements, arrangements, policies, plans and commitments of the Company and the Subsidiaries as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company or any of its subsidiaries. The Merger Agreement also provides that employees of the Company and its subsidiaries will receive credit for purposes of employee benefit plans for service accrued or deemed accrued prior to the Effective Time with the Company or any of its subsidiaries.

Item 4.    The Solicitation or Recommendation.

  (a) Recommendation.

        At a meeting held on February 24, 2008, the Criticare Board unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of Criticare's stockholders, (ii) approved and adopted the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including for purposes of Section 203 of the DGCL, and (iii) recommended that Criticare's stockholders accept the Offer and tender their shares of Common Stock in pursuant to the Offer and adopt the Merger Agreement and approve the Merger.

  (b) Background and Reasons for the Recommendation.

  Background of the Offer

        This section summarizes the developments leading up to Criticare's entry into the Merger Agreement with Opto Circuits and the Purchaser.

        From time to time, Criticare has received informal inquiries regarding a possible acquisition or other business combination transaction, although Criticare has not actively solicited any such transaction for more than five years. In September 2007, Thomas Dietiker, a director of Opto Circuits, contacted Emil H. Soika, President and Chief Executive Officer of Criticare, by telephone to suggest exploring potential strategic transactions between Opto Circuits and Criticare. Mr. Dietiker followed up this conversation with an e-mail to Mr. Soika the next day containing Opto Circuits' corporate profile and other marketing materials relating to Opto Circuits. On November 29, 2007, Opto Circuits sent an unsolicited written proposal to the Criticare Board, including a form of letter of intent, for an all cash tender offer to purchase a minimum of 65% and a maximum of 75% of the outstanding shares of Common Stock at a price of $4.50 per share. The proposed letter of intent included a provision for an exclusive negotiating period of 60 days. Opto Circuits originally requested a response to its proposal by December 4, 2007, which was later extended to December 5, 2007 and subsequently to December 7, 2007.

        The Criticare Board met on December 6, 2007 to consider Opto Circuits' proposal. The Criticare Board decided that, subject to the execution of an acceptable mutual nondisclosure agreement with Opto Circuits, Criticare would be willing to enter into discussions with Opto Circuits regarding a potential transaction, but not on the terms set forth in the proposed letter of intent. The Criticare Board directed Reinhart Boerner Van Deuren s.c. ("Reinhart"), counsel to Criticare, to deliver a response to Opto Circuits to that effect, which Reinhart delivered on December 7, 2007 to DLA Piper US LLP ("DLA Piper"), counsel to Opto Circuits.

        On December 7, 2007, Mr. Soika received a letter from another company ("Company A") expressing an interest in entering into discussions with the Company regarding a potential strategic transaction.

        On December 10, 2007, DLA Piper sent a letter to Reinhart, with a proposed form of mutual nondisclosure agreement, suggesting a meeting between Criticare and Opto Circuits to discuss a potential transaction. That meeting was subsequently scheduled for December 14, 2007.

        On December 12, 2007, the Criticare Board met to discuss the proposal from Company A and the scheduled meeting with Opto Circuits. The Criticare Board authorized discussions with Company A upon execution of an acceptable mutual nondisclosure agreement. The Criticare Board also approved the plans for the December 14, 2007 meeting with Opto Circuits.

        Criticare and Opto Circuits executed the Nondisclosure Agreement on December 13, 2007. On December 14, 2007, Mr. Soika, Joel D. Knudson, Criticare's Vice President—Finance, and William M. Moore, a member of the Criticare Board, met with Thomas Dietiker, a director of Opto Circuits. The parties discussed Opto Circuits' plans and objectives for a transaction, Opto Circuits' valuation of Criticare and concerns of Criticare with respect the proposed transaction. It was agreed that Opto Circuits would proceed with preliminary due diligence of Criticare.

        On December 18, 2007, Criticare executed a mutual nondisclosure agreement with Company A.

        At a meeting held on December 20, 2007, the Criticare Board received a report on the December 14, 2007 meeting with Opto Circuits and the Criticare Board discussed the next steps in the process.

        On January 11, 2008, Opto Circuits delivered a revised written proposal to the Criticare Board, including a revised form of a letter of intent. Opto Circuits changed its proposal to be a tender offer for up to 100% of the outstanding shares of Common Stock, but kept its offer price at $4.50 per share. The letter of intent still contained a provision for exclusive negotiations.

        On January 14, 2008, the Criticare Board met to consider Opto Circuits' revised proposal. The Criticare Board determined that Opto Circuits' offer price of $4.50 per share was not adequate. As Opto Circuits had previously stated that it did not want to increase its offer unilaterally, the Criticare Board decided to propose a offer price that might be adequate, and decided that a price of $5.50 per share would be attractive enough to merit further discussions with Opto Circuits. The Criticare Board also decided that it would be willing to consider a strategic alliance or other potential alternate transaction with Opto Circuits.

        On January 15, 2008, Mr. Soika, Mr. Knudson and Mr. Moore spoke with Mr. Dietiker to communicate Criticare's position. Mr. Knudson also sent a letter to Mr. Dietiker later that same day to confirm those communications.

        On January 17, 2008, Mr. Dietiker sent an e-mail to Mr. Knudson stating that Opto Circuits was prepared to increase its offer to $5.50 per share for 100% of the outstanding shares of Common Stock, and requesting that Criticare execute a letter of intent reflecting an offer price of $5.50 per share.

        On January 18, 2008, Mr. Soika, Mr. Knudson and Mr. Moore spoke with Mr. Dietiker regarding the Criticare Board's concerns with certain terms for a potential transaction contained in the Opto Circuits' draft letter of intent.

        The Criticare Board met during the morning of January 21, 2008 to consider Opto Circuits' revised proposal. The Criticare Board decided that Opto Circuits' revised offer was sufficient to move forward with exclusive negotiations with Opto Circuits. Opto Circuits had consistently communicated that it was not interested in participating in an auction to acquire Criticare, and that it would remove its offer if Criticare actively solicited other potential bidders. Given those circumstances and the amount of Opto Circuits' revised offer, the Criticare Board decided that exclusive negotiations with Opto Circuits would be in the best interest of Criticare and its stockholders. However, the Criticare Board determined that Criticare would not enter into a letter of intent legally binding Criticare to negotiate exclusively with Opto Circuits. Instead, Criticare requested that Opto Circuits and its counsel prepare and circulate a draft of a definitive Merger Agreement for Criticare's consideration.

        On Monday January 21, 2008, Mr. Knudson contacted Mr. Dietiker by telephone and advised him that the Criticare Board had met in the morning and had decided to move forward with the negotiation of a definitive Merger Agreement. This conversation was followed by a confirmatory e-mail from Mr. Knudson regarding the decision by the Criticare Board to move forward with the process.

        Criticare also continued discussions with Company A. During the afternoon on January 21, 2008, Mr. Soika and Mr. Knudson met with Company A's current chief executive officer, former chief executive officer and two members of Company A's equity partner. The parties discussed Company A's strategic plans and objectives, including Company A's rationale for a potential combination with Criticare. It was agreed that Messrs. Soika and Knudson would present Company A's plans and rationale for a combination to the Criticare Board.

        On January 24 2008, Criticare received a draft of the definitive Merger Agreement from DLA Piper. Criticare subsequently began internal discussions among its directors, management and outside legal counsel on the terms reflected in the draft Merger Agreement. On February 4, 2008, Reinhart provided comments on the draft of the definitive Merger Agreement to DLA Piper.

        On February 7, 2008, DLA Piper sent a new draft of the Merger Agreement to Criticare.

        At a meeting of the Criticare Board on February 7, 2008, Reinhart summarized the key terms of the draft Merger Agreement and the open issues with Opto Circuits for the Criticare Board and responded to questions from the directors on the proposed transaction and the draft Merger Agreement. The Criticare Board also discussed the status of discussions with Company A. Company A proposed a stock transaction that would maintain Criticare as a publicly traded company, and would involve the assumption by Criticare of a significant amount of Company A's debt. The Criticare Board did view Company A's proposal to be competitive with Opto Circuits' proposal, and asked Mr. Soika to request more information about how Company A would propose to structure a transaction. The Criticare Board also authorized management to obtain a proposal from the two investment banking firms who were candidates to serve as financial advisor to the Company to issue an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the Common Stock pursuant to the Merger Agreement to such holders.

        On February 11, 2008, Reinhart provided comments on the draft of the definitive Merger Agreement and engaged in discussions with DLA Piper regarding the draft.

        On February 12, 2008, the Company engaged Roth Capital Partners, LLC ("Roth") as its financial advisor in connection with the Offer and the Merger.

        On February 12, 2008, DLA Piper sent a new draft of the Merger Agreement to Reinhart. After reviewing the significant open issues in the draft Merger Agreement with various members of the Criticare Board, Reinhart engaged in a conference call with DLA Piper on February 14, 2008 to negotiate several open provisions in the draft Merger Agreement, including the following:

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  provisions for extension of the period for the Offer;

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  the circumstances under which Criticare could pursue an alternative transaction;

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  the circumstances under which the Criticare Board could withdraw its recommendation that stockholders accept the Offer and tender their shares of Common Stock in the Offer;

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  the conditions to the consummation of the Offer; and

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  the amount and circumstances under which Criticare or Opto Circuits would be required to pay a termination fee.

        On February 13, 2008, DLA Piper sent a draft of the form of the Tender Agreements for the members of the Criticare Board, and on February 14, 2008 Reinhart provided comments on the draft form of the Tender Agreements.

        Between February 14, 2008 and February 24, 2008, Reinhart and DLA Piper continued to negotiate the terms of the definitive Merger Agreement and the form of the Tender Agreements, resolving all of the open issues. During this period, Opto Circuits and its representatives also continued their due diligence review of Criticare.

        The Criticare Board held a meeting on February 24, 2008, with representatives of Roth and Reinhart attending. Reinhart advised the Criticare Board of its fiduciary duties in connection with the potential transaction and then reviewed the proposed terms of the Merger Agreement. Representatives from Roth made a financial presentation to the Criticare Board, and responded to questions from members of the Criticare Board with respect to the information reviewed and the transaction. At the conclusion of its presentation, Roth delivered an oral opinion, confirmed in writing by an opinion dated February 24, 2008, that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement, as of the date of the opinion and based upon and subject to the assumptions, limitations, qualifications and factors contained therein, is fair, from a financial point of view, to such holders. After further discussion and evaluation of the Offer and the terms and conditions of the Merger Agreement, the Criticare Board unanimously determined that the Merger Agreement and the Offer and the Merger were advisable and fair to, and in the best interests of the stockholders of the Company, and unanimously approved the Merger Agreement and the transactions contemplated thereby.

        Later in the day on February 24, 2008, the Company, Opto Circuits and the Purchaser executed and delivered the Merger Agreement, and the Purchaser and each director separately executed and delivered a Tender Agreement. The Company also amended its Amended and Restated Rights Agreement to exempt the execution of the Merger Agreement and the other transactions contemplated by the Merger Agreement from the provisions of the Rights Agreement.

        On February 25, 2008, the Company and Opto Circuits issued a joint press release publicly announcing the proposed transaction.

  Reasons for the Recommendation

        In the course of deliberating and reaching its determinations to approve the Offer and approve the Merger Agreement and other transactions contemplated thereby, and to recommend that the Company's stockholders accept the Offer and adopt the Merger Agreement and tender their shares of Common Stock pursuant to the Offer, the Criticare Board considered numerous factors in consultation with its outside legal and financial advisors and the Company's senior management, including the following:

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  current and historical market prices of the Common Stock, including the fact that the Offer Price of $5.50 per share represents a premium of 65% to the average price of the Common Stock over the three months prior to the execution of the Merger Agreement, and a premium of 19% to the closing price of the shares of Common Stock on February 22, 2008, the trading day preceding the announcement of the Merger Agreement;

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  the form of consideration to be paid to holders of shares of Common Stock in the Offer and the Merger is cash, which will provide certainty of value and liquidity to the Company's stockholders;

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  the fact that the Purchaser's obligation to consummate the acquisition of the shares of Common Stock of the Company is subject to a limited number of conditions, with no financing condition, and the likelihood and anticipated timing of completing the Offer, in light of the structure of the Offer and the conditions to completion;

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  Opto Circuits' financial condition and the ability of Opto Circuits to complete the Offer and the Merger in a timely manner;

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  the Company's ability to engage in discussions with third parties submitting unsolicited competing offers to purchase the Common Stock of the Company, and the Company's ability to provide further information to such parties subject to the terms and conditions of the Merger Agreement;

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  the ability of the Company, subject to certain conditions, to terminate the Merger Agreement and accept a financially superior proposal from a third party purchaser, subject to the payment by the Company to Opto Circuits of a termination fee of $1,000,000 under certain circumstances;

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  the financial analysis of Roth presented to the Criticare Board at its meeting on February 24, 2008;

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  the opinion provided to the Criticare Board by Roth to the effect that, as of February 24, 2008, and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration to be paid to the holders of Common Stock pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. The full text of the written opinion of Roth is attached as Annex II;

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  the current and historical financial condition, results of operations, business plan and financial prospects of the Company, the risks associated with achieving and executing upon the

    Company's business plan, and that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company's operations, business plan and financial prospects;

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  the risk that another attractive transaction would not be available if the Company declined to consummate a transaction with Opto Circuits;

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  the terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations under the Merger Agreement, and the circumstances upon which the parties may terminate the Merger Agreement, and the impact on the parties upon such termination;

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  the two-step structure of the transaction, which enables holders of Common Stock to receive the $5.50 per share Offer Price in a relatively short time frame, followed by the second-step Merger in which holders who have not tendered their shares of Common Stock in the Offer will receive the same $5.50 per share Offer Price as is paid in the Offer; and

  •
  the availability of statutory appraisal rights under Delaware law in the second-step Merger for holders who do not tender their shares of Common Stock and meet certain other statutory requirements of Delaware law in connection with the Merger.

        In the course of its deliberations, the Criticare Board also considered a variety of risks and other factors related to entering into the Merger Agreement, including the following:

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  the strategic alternatives available to the Company, including continuing to pursue the Company's current strategies as an independent public company, pursuing growth through acquisitions of target businesses, engaging in strategic transactions, and the risks and uncertainties associated with such strategic alternatives;

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  the fact that the Company will no longer exist as an independent public company and, as a result, the Company's stockholders will be unable to participate in any future earnings growth or receive any benefit from any future increase in value of the Company;

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  the risk that the Company's business may be disrupted as a result of the announcement of the Offer and the Merger, and that the Company's management may have been distracted as a result of negotiating a potential transaction with Opto Circuits;

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  the restriction that the Merger Agreement imposes on the Company with respect to soliciting competing acquisition proposals;

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  the restrictions imposed by the Merger Agreement on the conduct of the Company's business prior to the completion of the transaction, which require the Company to conduct its business in the ordinary and usual course of business consistent with past practices, to use its reasonable best efforts to preserve intact its business organization, to keep available the services of its current officers and employees, and to preserve the goodwill of and maintain relationships with those with whom it has significant business relations, subject to specific exceptions;

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  the risk that the failure of the parties to consummate the Offer and the Merger in a timely manner or at all may have a disruptive effect on the Company's business, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on the Company's business and customer relationships; and

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  the fact that the gains received in an all-cash transaction are generally taxable to the holders of shares of Common Stock that are U.S. persons for U.S. federal income tax purposes, including the current tax rates generally applicable to stockholders in such a transaction and the risk that such tax rates may change in the future.

        The Criticare Board also considered the fact that Criticare's directors and officers may have interests in the transaction with Opto Circuits that are different from, or in addition to, the interests of Criticare's stockholders in general.

        After considering these factors, the Criticare Board believed that, in the aggregate, the potential benefits to the stockholders of the Company resulting from the Offer and the Merger outweigh the risks of the Offer and the Merger. The Criticare Board collectively reached the conclusion to approve the Merger Agreement and Merger after careful consideration of the factors described above and other factors that the members of the Criticare Board believed to be appropriate. The foregoing discussion of the factors considered by the Criticare Board is for summary purposes only and is not intended to be exhaustive.

        In view of the variety of factors considered by the Criticare Board in connection with its evaluation of the proposed transaction with Opto Circuits and the complexity of the negotiation of the transaction, the Criticare Board did not consider it practical, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in approving the transaction and reaching its recommendation. Rather, the Criticare Board made its recommendation to Criticare's stockholders based on the totality of information presented and the investigation conducted by the Criticare Board and its legal and financial advisors. In considering the factors discussed above, individual members of the Criticare Board applied their own judgment and may have given different weights to different factors

  (c) Intent to Tender.

        To the knowledge of the Company, after reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially by them pursuant to the Offer. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer, director, or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        Roth acted as Criticare's financial advisor in connection with the Offer and the Merger and delivered an opinion as to the fairness, from a financial point of view, of the consideration to be paid to the holders of Common Stock pursuant to the Offer and the Merger to such holders. Pursuant to the terms of the engagement letter executed with Roth, Criticare has agreed to pay Roth a fee for its financial advisory services equal to $250,000, and to pay its reasonable out-of-pocket expenses. Criticare also entered into a customary indemnification agreement with Roth.

        Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Roth and its affiliates may actively trade or hold the securities of Criticare for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

        Except as set forth above, neither Criticare nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to Criticare's stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Criticare, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        Other than set forth below, to the Company's knowledge after reasonable inquiry, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

        On February 7, 2008, the Company granted 11,268 shares of restricted stock to Joel D. Knudson, the Company's Vice President—Finance. These shares of restricted stock vest after a period of six months. The Merger Agreement provides that if these shares of restricted stock are outstanding immediately prior to the Effective Time, the shares will be converted into the right to receive the Merger Consideration without regard to any vesting provisions.

        On February 4, 2008, Emil H. Soika acquired 503 shares of Common Stock pursuant to the Company Purchase Plan and Joel D. Knudson acquired 72 shares of Common Stock pursuant to the Company Purchase Plan. On March 3, 2008, Emil H. Soika acquired 349 shares of Common Stock pursuant to the Company Purchase Plan and Joel D. Knudson acquired 35 shares of Common Stock pursuant to the Company Purchase Plan.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule 14D-9, Criticare is not engaged in any negotiation in response to the Offer that relates to (i) a tender offer or other acquisition of Criticare's securities by Criticare, any subsidiary of Criticare, or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Criticare or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Criticare or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Criticare.

        Except as set forth above, there are no transactions, resolutions of Criticare Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

  Vote Required to Approve the Merger.

        The Criticare Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will effect the Merger after consummation of the Offer without a vote by the Company's stockholders (a "Short-Form Merger"). If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the Company shall, in accordance with applicable law, call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement (within the meaning of Section 251 of the DGCL). At the special meeting of stockholders, all shares of Common Stock acquired by Opto Circuits and the Purchaser, pursuant to the Offer or otherwise, will be voted in favor of the Merger Agreement.

  Appraisal Rights.

        No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are holders of shares of Common Stock at the Effective Time who do not vote in favor of approval of the Merger Agreement will have certain rights under Section 262 of the DGCL to demand appraisal of their shares of Common Stock. Such rights, subject to compliance with the applicable statutory procedures, could entitle the holder to a judicial determination of the "fair value" of the shares of Common Stock at the Effective Time (excluding any element of value arising from the accomplishment or the expectation of the Merger), to be paid in cash, in lieu of the Merger Consideration. The value so determined could be more or less than the Merger Consideration.

  Opinion of Roth Capital Partners, LLC.

        The Criticare Board retained Roth as a financial advisor to provide Criticare with a fairness opinion regarding the proposed acquisition of Criticare by the Purchaser, a wholly owned subsidiary of Opto Circuits, by way of a public tender offer and second-step merger. In connection with Roth's engagement, it evaluated the fairness, from a financial point of view, of the amount of consideration to be paid to the holders of the Common Stock in connection with the proposed public tender offer. On February 24, 2008, Roth reviewed with the Criticare Board certain financial analyses, as described below, and rendered its oral opinion to the Criticare Board, subsequently confirmed in writing, that as of the date of its opinion and based upon and subject to the various considerations set forth in its opinion, the amount of consideration to be paid to the holders of the Common Stock in connection with the proposed public tender offer was fair to such holders from a financial point of view.

        The full text of Roth's opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the scope of the review undertaken by Roth in rendering its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated by reference in its entirety. You are urged to, and should, read the Roth opinion carefully and in its entirety. The Roth opinion addresses only the fairness, from a financial point of view, of the amount of consideration to be paid to the holders of the Common Stock in connection with the proposed public tender offer as of the date of its opinion. The fairness opinion was provided solely for the information of the Criticare Board and may not be relied upon by any other person, used for any other purpose, or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Roth's prior written consent. Roth has consented to the inclusion of the fairness opinion in this Schedule 14D-9. The summary of the Roth opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Roth opinion.

        Although Criticare had no prior relationship with Roth, the Criticare Board selected Roth based on Roth's national reputation and its expertise with micro-cap medical device companies. The Criticare Board considered and interviewed several other nationally recognized investment banking firms prior to engaging Roth.

        Pursuant to its engagement letter with Roth dated February 12, 2008, Criticare agreed to pay Roth a cash fee of $250,000 upon receipt of the fairness opinion. Criticare also agreed to reimburse Roth for its reasonable out-of-pocket expenses incurred in connection with its engagement, including reasonable fees and disbursements of its counsel, and to indemnify it against certain liabilities arising out of its engagement.

        Roth, as part of its investment banking business, is experienced in the valuation of businesses and their securities in connection with mergers, acquisitions and similar transactions. Roth is a nationally recognized investment banking firm continually engaged in providing investment banking and financial advisory services, including, but not limited to: (i) the rendering of fairness opinions and (ii) providing financial advisory and investment banking services in connection with mergers, acquisitions, leveraged buyouts, recapitalizations, public offerings of equity securities, financial restructurings and private placements of debt and equity securities.

        Roth does not maintain a market in the shares of Common Stock. In the ordinary course of business Roth may trade in Criticare's securities for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in the securities of Criticare.

        The amount of consideration to be paid to the holders of Common Stock in connection with the proposed public tender offer was determined through negotiation between Criticare and Opto Circuits. Criticare's decision to enter into the proposed acquisition was solely that of the Criticare Board.

        In preparing its fairness opinion, Roth had discussions with Criticare's management concerning Criticare's business, operations, assets, financial condition, and prospects. Roth reviewed certain public filings of Criticare that it deemed relevant, including Form 10-K reports, Form 10-Q reports, Form 8-K reports and proxy materials. Roth also reviewed financial projections prepared by Criticare for the fiscal years ended 2008, 2009, 2010, 2011 and 2012 and discussed with management appropriate assumptions for years beyond 2012. Roth also held discussions with certain members of Criticare's management regarding its business and management's outlook. In addition, Roth reviewed, among other things, the following:

  •
  a draft of the definitive Merger Agreement among Criticare, the Purchaser and Opto Circuits dated February 24, 2008;

  •
  publicly available information on certain public companies that are comparable to Criticare;

  •
  publicly available information on certain acquisitions deemed to be comparable to the proposed public tender offer;

  •
  the historical market prices of the Common Stock; and

  •
  the performance of the industry in which Criticare operates, as well as general business and economic conditions.

        In connection with its review, Roth, with Criticare's consent, assumed and relied upon the accuracy and completeness of all financial and other information discussed with or provided to it by Criticare, or which is publicly available. Roth did not undertake any responsibility for the accuracy, completeness or reasonableness of, or to independently verify, such information. Roth further relied on the assurances of Criticare's management that it was not aware of any facts that would make any of the information reviewed by Roth inaccurate, incomplete or misleading in any respect.

        With respect to forecasts regarding Criticare's future operating results that were provided to Roth, it assumed, without independent verification or investigation, that such forecasts were prepared on bases reflecting the best currently available information, estimates and judgments of Criticare's management and that the assumptions underlying such forecasts are reasonable. Roth was not engaged to assess the achievability of any projections or assumptions on which those forecasts were made, and it expresses no view as to those projections and assumptions. In addition, Roth did not assume any responsibility for any independent valuation or appraisal of Criticare's assets or liabilities, nor was it furnished with any such valuation or appraisal.

        Criticare has informed Roth, and Roth has assumed, that the proposed public tender offer and second-step merger will be consummated in accordance with the terms set forth in the draft of the definitive Merger Agreement which it reviewed and in compliance with the applicable provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and all other applicable federal, state and local statutes, rules, regulations and ordinances.

        Roth has assumed that the representations and warranties of each party in the draft of the definitive Merger Agreement are true and correct, that each party will perform all covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the proposed public tender offer and second-step merger with the Purchaser and Opto Circuits will be satisfied without any waivers. Roth has further assumed that the final form of the Merger Agreement would be the same in all material respects to the draft of the definitive Merger Agreement dated as of February 24, 2008. In addition, Roth assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the proposed public tender offer and second-step merger with the Purchaser and Opto Circuits.

        Roth was not requested to consider, and its opinion does not in any manner address, the relative merits of the proposed public tender offer and second-step merger with the Purchaser and Opto Circuits as compared to any alternative business strategies that might exist for Criticare or the effects of any other transaction in which Criticare might engage. Roth's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it on or prior to, February 22, 2008. Although subsequent developments may affect its opinion, Roth does not have any obligation to update, revise or reaffirm its opinion and it expressly disclaims any responsibility to do so.

        In furnishing its opinion, Roth does not admit that it is an expert within the meaning of the term "expert" as used in the Securities Act of 1933 and the rules and regulations thereunder, nor does it admit that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act of 1933.

        Roth did not attempt to combine the analyses described below into one composite valuation range, nor did Roth assign any quantitative weight to any of the analyses or the other factors considered. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Roth did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor in light of one another. Accordingly, Roth has stated that it believes that its analyses must be considered as a whole and that considering any portion of its analyses, without considering all of the analyses, could create a misleading or incomplete view of the process underlying its opinion.

        In assessing the fairness of the consideration to be paid to the holders of the Common Stock in connection with the proposed public tender offer, Roth employed the following four valuation methodologies: (1) discounted cash flow analysis; (2) comparable public company analysis; (3) precedent transaction analysis; and (4) premiums paid analysis.

        The following summaries of Roth's financial analyses present some information in tabular format. However, the tables do not constitute a complete description of the financial analyses. In order to fully understand the financial analyses used by Roth, the tables must be read together with the related summary text and considered together as a whole. Considering any portion of such analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Roth's opinion.

        Each of the four valuation methodologies resulted in an implied enterprise value range as shown in the following table (in millions):

	Implied Enterprise Value Range
Type of Analysis
	High	Mean	Low
Discounted Cash Flow Analysis	$68.11	$55.71	$45.25
Comparable Public Company Analysis	$97.15	$50.92	$11.17
Precedent Transaction Analysis	$71.65	$49.14	$20.76
Premiums Paid Analysis (per share)	$5.99	$5.31	$4.31

        Each of Roth's four valuation methodologies is summarized below.

        Discounted Cash Flow Analysis.    The discounted cash flow analysis is a "forward looking" methodology and is based on projected future cash flows to be generated by Criticare and then discounted back to the present. This methodology has three primary components: (1) the present value of projected unlevered cash flows for a determined period; (2) the present value of the terminal value of cash flows (representing firm value beyond the time horizon on the projections); and (3) the weighted average cost of capital ("WACC") used to discount such future cash flows and terminal value. Free cash flow equals the difference between cash inflows and cash outflows from operating activities reduced by taxes paid, net working capital investments and capital expenditures. Free cash flow represents the broadest level of earnings that can be generated by an asset. The future cash flows are discounted by the company's risk-adjusted cost of capital rate, the WACC, to derive a present value.

        In conducting its discounted cash flow analysis for the purpose of determining the enterprise value of Criticare, Roth calculated the unlevered free cash flow that Criticare is expected to generate during fiscal years 2008 to 2012 based upon financial projections prepared by Criticare's management. Growth rates in free cash flow in the range of 7% to 10% were then applied in perpetuity to complete the basis for calculating the present value of future free cash flows. In selecting a discount rate, Roth took into account Criticare's unlevered equity beta, Criticare's debt to equity ratio, Criticare's tax rate assumption, the risk free rate and the equity risk premium. Accordingly, a discount rate in the range of 13.8% to 19.8% was applied.

        Under these assumptions, Roth's discounted cash flow analysis yielded the following (in millions):

    High Implied Enterprise Value: $68.11
    Mean Implied Enterprise Value: $55.71
    Median Implied Enterprise Value: $54.75
    Low Implied Enterprise Value: $45.25

        Comparable Public Company Analysis.    The comparable public company analysis uses data from comparable guideline companies to develop a measure of current value for Criticare based on its current and estimated sales, operating income and earnings per share. The theory underlying the comparable company valuation is that companies in the same industry with similar operating characteristics should have certain valuation benchmarks in common. Under this analysis, Roth assembled a peer group of comparable public companies among small capitalization medical products companies based on the following criteria: lines of business, maturity of business, business model and risks, size and scale of operations, growth prospects, gross margins, and other relevant characteristics. Roth's analysis of these companies included a multi-period financial comparison of each company's statement of operations, balance sheet and statement of cash flows. Roth examined and compared each company's performance, profitability, leverage and business trends. Based on these analyses, a number of financial multiples and ratios are calculated to gauge each company's relative performance and valuation.

        In conducting its comparable public company analysis, Roth selected a group of comparable public companies on the basis of the nature of their businesses and their size. The companies selected had trailing twelve-month revenues in the range of $17.6 million to $53.0 million. The following companies were included in Roth's comparable company analysis:

  •
  CAS Medical Systems, Inc., together with its subsidiary, Statcorp, Inc., engages in the development, manufacture, and distribution of diagnostic equipment and medical products for use in the healthcare and medical industry. Its products primarily serve the hospital and emergency medical services markets. CAS Medical Systems markets its products through hospitals, alternate site, homecare, veterinary, and emergency medical distribution channels, as well as through its sales force, distributors, and original equipment manufacturers.

  •
  Angeion Corporation, through its subsidiary, Medical Graphics Corporation, engages in the design, manufacture, and marketing of noninvasive cardio-respiratory diagnostic systems. The company offers its products to health care professionals and patients. Angeion markets its products to the hospitals, university-based medical centers, medical clinics, physician offices, health and fitness clubs, weight loss clinics, and personal training studios through direct sales force, as well as through independent distributors. It also sells health and fitness products through health and fitness clubs, personal training studios, weight loss centers, and other retail outlets.

  •
  EDAP TMS S.A. and its subsidiaries engage in the development, production, marketing, and distribution of medical devices for the treatment of urological diseases. The company operates in two divisions, High Intensity Focused Ultrasound (HIFU) and Urology Devices and Services (UDS). The HIFU division develops and markets devices for the minimally invasive destruction of certain types of localized tumors using HIFU technology. This division markets and sells its products through its direct marketing and sales channels, as well as through third-party distributors and agents. The UDS division engages in the development, marketing, manufacturing, and servicing of medical devices, known as lithotripters, for the minimally invasive diagnosis or treatment of urological and other clinical indications using ESWL technology. It manufactures two models of lithotripters. In addition, the company leases equipment, as well as offers disposables, spare parts, and maintenance services.

  •
  IRIDEX Corporation, together with its subsidiaries, provides therapeutic-based laser systems and delivery devices that are used to treat eye diseases in ophthalmology and skin conditions in dermatology. The company's products are used by dermatologists in their offices, as well as by ophthalmologists and plastic surgeons in hospital operating rooms, ambulatory surgical centers, and their offices. Its customers also include research and teaching hospitals, government installations, surgical centers, and hospitals. IRIDEX Corporation markets its products through its sales force and through independent distributors.

  •
  Memry Corporation provides design, engineering, development, and manufacturing services primarily to the medical device industry using proprietary shape memory alloy and specialty polymer-extrusion technologies. The company operates in two segments, Nitinol Products and Polymer Products. The Nitinol Products segment offers design support, as well as manufactures and markets materials, which possess the ability to change shape in response to thermal and mechanical changes, and the ability to return to original shape following deformations. Its products are used in applications for stent components, filters, embolic protection devices, guidewires, catheters, surgical instruments and devices, orthopedic devices, orthodontic apparatus, high pressure sealing devices, and fasteners. This segment also provides design assistance, as well as manufactures and sells prototype components and products. The Polymer Products segment designs, manufactures, and markets specialty polymer-extrusion products to companies serving the medical device, laser, fiber-optic, automotive, and industrial markets.

  •
  EP MedSystems, Inc. engages in the development, manufacture, and marketing of a line of products for the cardiac electrophysiology market to diagnose, monitor, visualize, and treat arrhythmias. The company's products include EP-WorkMate system, a computerized electrophysiology workstation that monitors, displays, and stores cardiac electrical activity and arrhythmia data; EP-4 Computerized Cardiac Stimulator, which is used to stimulate the heart with electrical impulses to locate electrical disturbances; and MapMate interface that enables EP-WorkMate system to share information, log data, and generate a common report with the CARTO Mapping navigation system. It also offers intracardiac ultrasound imaging, including ViewMate ultrasound imaging console and ViewFlex intracardiac imaging catheters for the treatment of atrial fibrillation and ventricular tachycardias. In addition, the company provides the ALERT System that uses an electrode catheter to deliver bi-phasic electrical impulses directly to the inside of the heart to convert atrial fibrillation to a normal heart rhythm; and diagnostic electrophysiology catheters for stimulation and sensing of electrical signals during electrophysiology studies. EP MedSystems sells its products directly to medical institutions and physicians, as well as to a network of distributors.

        Roth examined multiples of trailing 12 months and projected 2008 revenues to enterprise value, multiples of trailing 12 months and projected 2008 earnings before interest, taxes, depreciation and amortization ("EBITDA"), to enterprise value, and the multiples of trailing 12 months and projected 2008 earnings per share to enterprise value.

        This analysis yielded the following (in millions):

	Revenues	EBITDA	Earnings Per Share
Trailing 12 Months:
Mean Implied Enterprise Value:	$42.65	$20.83	$97.15
Median Implied Enterprise Value:	$35.14	$11.17	$87.59
Projected 2008:
Mean Implied Enterprise Value:	$48.01	$26.19	$90.05
Median Implied Enterprise Value:	$36.01	$26.19	$90.05

        Precedent Transaction Analysis.    The precedent transaction analysis uses data based on the values acquirers have previously placed on comparable guideline companies in a merger or acquisition to develop a measure of current value for Criticare. In an acquisition such as this one, the acquirer purchases a controlling interest in the company, which is often different than the aggregate value of minority interests, which is the book value of the company. In connection with this analysis, Roth identified several factors that explain other aspects of value, that in turn may limit its usage, such as circumstances surrounding the transaction that may influence the terms, the difference in the market environment for transactions occurring at different periods of time, and the circumstances pertaining to the financial condition of the company that may have an impact on the resulting purchase price. Precedent transactions examined by Roth included:

  •
  The acquisition of Excel-Tech, Ltd., a company engaged in the design, development, and marketing of products that are used in the monitoring of nervous systems and diagnosis of related disorders, by Natus Medical Inc.

  •
  The acquisition of Microtek Medical Holdings, Inc., a company engaged in the design, manufacture, and marketing of a range of surgical products worldwide, by Ecolab Inc.

  •
  The acquisition of VIASYS Healthcare, Inc., a company engaged in the development, manufacture, marketing, and service of medical devices, instruments, and medical and surgical products in the United States and internationally, by Cardinal Health Inc.

  •
  The acquisition of Enpath Medical, Inc., a company engaged in the design, development, manufacture, and marketing of single use medical device products for the cardiac rhythm management, neuromodulation, and interventional radiology markets in the United States and internationally, by Greatbatch, Inc.

  •
  The acquisition of ZEVEX International, Inc., a company engaged in the design, manufacture, and distribution of medical devices, by Moog Inc.

  •
  The acquisition of Invivo Corporation, a company engaged in the design, manufacture, and marketing of monitoring systems that measure and display vital signs of patients in medical settings, for use in both magnetic resonance imaging environments and in general patient monitoring applications, by Intermagnetics General Corporation.

        These entities were selected on the basis of the nature of their businesses, their size and operating characteristics. The data available on these transactions, due in part to their size, is limited.

        Roth examined multiples of last 12 months revenue to enterprise value, the multiples of trailing 12 months EBITDA to enterprise value and trailing 12 months net income to enterprise value.

        This analysis yielded the following (in millions):

	Implied Enterprise Value
	Mean	Median
Last 12 Months Revenue:	$71.65	$71.65
Trailing 12 Months EBITDA:	$20.76	$23.76
Trailing 12 Months Net Income:	$60.84	$46.15

        Premiums Paid Analysis.    The premiums paid analysis analyzes a set of comparable merger transactions and the premiums those transaction prices represent to market prices prior to announcement of the transactions. Mean and median premiums paid are then employed to develop a measure of value for the company. In this analysis, Roth looked at premiums and/or discounts paid in the market as a whole over the last two years in a total of 42 transactions.

        This analysis yielded the following:

		Premium Paid		Implied Stock Value
Premium Paid Analysis Date	Share Price
		Mean	Median	Mean	Median
1 Day Ago	$4.62	29.76%	27.91%	$5.99	$5.91
1 Week Ago	$4.35	28.90%	28.44%	$5.61	$5.59
1 Month Ago	$3.28	36.47%	31.55%	$4.48	$4.31

        In addition to these analyses, Roth also examined the 5-year stock price performance of the Common Stock, which showed a 5-year average stock price of $3.66 per share; a 6-month average stock price of $3.33 per share; and a 3-month average stock price of $3.44 per share.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 7, 2008.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Form of Summary Advertisement published March 7, 2008.*
(a)(1)(H)
Joint Press release issued by Opto Circuits and Criticare dated February 25, 2008 (incorporated by reference to the Schedule 14D-9 filed by Criticare with the Securities and Exchange Commission on February 25, 2008).
(a)(2)(A)	Letter to stockholders of Criticare, dated March 7, 2008.
(a)(5)(A)	Opinion of Roth Capital Partners, LLC to the Criticare Board, dated February 24, 2008 (Included as Annex II hereto).
(e)(1)
Agreement and Plan of Merger, dated February 24, 2008, among Opto Circuits, the Purchaser and Criticare (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Criticare on February 25, 2008).
(e)(2)	Mutual Nondisclosure Agreement, dated December 13, 2007, by and between Opto Circuits and Criticare.*
(e)(3)	Form of Stockholder Tender Agreement.*

*
Incorporated by reference to the Schedule TO filed by the Purchaser and Opto Circuits on March 7, 2008.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRITICARE SYSTEMS, INC.
Date: March 7, 2008
	BY	/s/ EMIL H. SOIKA Emil H. Soika, President and Chief Executive Officer

Annex I

Criticare Systems, Inc.
20925 Crossroads Circle, Suite 100
Waukesha, Wisconsin 53186
(262) 798-8282

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about March 7, 2008 to holders of common stock, par value $0.04 per share (the "Common Stock"), of CRITICARE SYSTEMS, INC., a Delaware corporation (the "Company").

        The Schedule 14D-9 filed on March 7, 2008 with the Securities and Exchange Commission ("SEC") relates to the cash tender offer by Packer Acquisition Corporation, a Delaware corporation ("Purchaser"), and a direct wholly owned subsidiary of Opto Circuits (India) Limited, a company registered under the laws of India ("Opto Circuits"), disclosed in a Tender Offer Statement on Schedule TO dated March 7, 2008 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of Common Stock at a price of $5.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon and less any applicable stock transfer taxes and withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 7, 2008 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal," which, together with the Offer to Purchase, constitute the "Offer"). You are receiving this Information Statement in connection with the possible designation by Purchaser of at least a majority of the members of the Board of Directors of the Company (the "Company Board").

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action.

GENERAL INFORMATION

        The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote. As of the close of business on March 3, 2008, there were 12,404,909 outstanding shares of Common Stock.

BACKGROUND INFORMATION

        On February 24, 2008, Opto Circuits, Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the acquisition of the Company by Opto Circuits in two steps. Subject to the terms and conditions of the Merger Agreement, the Purchaser agreed to commence the Offer to purchase all outstanding shares of Common Stock at the Offer Price. Under the terms and conditions of the Merger Agreement, following consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Opto Circuits (the "Surviving Corporation"). At the effective time of the Merger, shares of Common Stock owned by Opto Circuit or Purchaser and shares of Common Stock held by the Company (as treasury stock or otherwise) will be canceled. All other outstanding shares of Common Stock, other than shares of Common Stock owned by any dissenting stockholder who is entitled to and who properly exercises appraisal rights under Delaware law, will be canceled and converted into the right to receive $5.50 per share in cash, without interest, less any applicable stock transfer taxes and withholding taxes. Consummation of the Merger is not subject to a financing condition, but it is subject to certain customary conditions described in the Offer to Purchase.

DIRECTORS DESIGNATED BY OPTO CIRCUITS

Right to Designate Directors

        The Merger Agreement provides that promptly upon the purchase of at least 65% of the then outstanding shares of Common Stock pursuant to the Offer and from time to time thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Opto Circuits will be entitled to designate such number of directors to serve on the Company Board (the "Designees"), rounded up to the next whole number, reflecting the Purchaser's proportional ownership of the Common Stock. The Company will increase the size of the Company Board or secure the resignations of incumbent directors as is necessary to enable such Designees to be elected or appointed to the Company Board. The Merger Agreement provides further that the Company will cause the number of Designees on each committee of the Company Board to constitute the same percentage as is on the entire Company Board (rounded up to the next whole number).

Information with respect to the Designees

        As of the date of this Information Statement, Opto Circuits has not determined who will be the Designees. However, the Designees will be selected from the list of potential designees provided below (the "Potential Designees"). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company.

        Opto Circuits has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company, is a party or has an interest adverse to the Company in a material proceeding or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

        The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history).

Name and Age	Business Address	Principal Occupation or Employment	Country of Citizenship
Thomas Dietiker, 48	#83, Electronic City, Hosur Road, Bangalore—560 100.	Non-Executive Director, Opto Circuits, since 2001; Consultant since September 2005. Optical Division Product Line Manager, Measurement Specialties, Inc. from June 2004 to September 2005. President, Elekton Industries USA, Inc. from 1991 to 2004.	U.S.A.
Ashwin Khemani, 32	#83, Electronic City, Hosur Road, Bangalore—560 100.	Senior Manager, Product Development, Opto Circuits, since March 2003.	U.S.A.
Jayesh Patel, 46	#83, Electronic City, Hosur Road, Bangalore—560 100.
		Non-Executive Director, Opto Circuits, since 2001; Consultant since March 2006. Engineering Manager, Measurement Specialties, Inc. from June 2004 to March 2006. Engineering Manager, Elekton Industries USA, Inc. from 1991 to 2004.	U.S.A.
Mahesh Patel, 44	17517 Fabrica Way, Suite H Cerritos, CA 90703	Chief Operating Officer, Mediaid, Inc., an Opto Circuits subsidiary, since January 2003.	U.S.A.
Vinod Ramnani, 51	#83, Electronic City, Hosur Road, Bangalore—560 100.	Chairman & Managing Director, Opto Circuits, since 1992.	U.S.A.

CURRENT BOARD OF DIRECTORS

        The Company Board currently consists of five members, each serving a one year term that ends at the 2008 Annual Meeting of Stockholders, subject to their prior death, resignation or removal. The directorships of Robert E. Munzenrider and William M. Moore are connected with the termination of the consent solicitation commenced by BlueLine Partners L.L.C. pursuant to the terms of an Agreement dated as of April 2, 2007 among the Company, BlueLine Catalyst Fund VII, L.P., BlueLine Partners, L.L.C. (California), BlueLine Capital Partners, L.P. and BlueLine Partners L.L.C. (Delaware).

Information About the Directors

Name, Age, Principal Occupation for Past Five Years and Directorships	Age	Director Since	Present Term Ends
Jeffrey T. Barnes Mr. Barnes has served as our Chairman of the Company Board since November 2007 and as our Vice Chairman of the Company Board from August 2006 to November 2007. Mr. Barnes has been a partner of Oxford Bioscience, a venture capital firm, since October 1999. From February 1997 to October 1999, Mr. Barnes served as a Principal of Robertson Stephens, an investment banking firm.	53	2000	2008 Annual Meeting
N.C. Joseph Lai, Ph.D. Dr. Lai has served as Executive Chairman of BioForm, Inc., a company that produces special medical devices, since December 2002. From June 1999 to December 2002, Dr. Lai served as President and Chief Executive Officer of BioForm, Inc. Dr. Lai was a co-founder of the Company and served as Vice Chairman of its Board and as an officer from the Company's inception in October 1984 until November 1998.	65	1984	2008 Annual Meeting
William M. Moore Mr. Moore has served as a director of BlueLine Partners, L.L.C. since February 2004 and as a general partner of Alpine Partners, a venture capital firm, since March 2003. Mr. Moore served as Chief Executive Officer of Metasensors, Inc., a medical device company, from August 1997 to March 2003. Mr. Moore is a co-founder and director of Natus Medical Inc., a medical device company, and a director of IRIDEX Corporation, a provider of therapeutic based laser systems and delivery devices used to treat eye diseases in ophthalmology and skin conditions in dermatology.	59	2007	2008 Annual Meeting

Robert E. Munzenrider
Mr. Munzenrider was the President of Harmon AutoGlass, a subsidiary of Apogee Enterprises, Inc., a national chain of retail automotive services and insurance claims processor, from 2000 to 2002. From 1999 to 2000, Mr. Munzenrider served as Vice President and Chief Financial Officer of the Glass Services Segment of Apogee Enterprises. He also served during part of 1999 as Executive Vice President and Chief Financial Officer of Eliance Corp., an e-commerce transaction processor. From 1997 to 1998, Mr. Munzenrider served as Vice President and Chief Financial Officer of St. Jude Medical, Inc., an international medical device manufacturing and marketing company. Mr. Munzenrider is also a director of Viad Corp. and ATS Medical, Inc.	63	2007	2008 Annual Meeting
Emil H. Soika Mr. Soika has served as our President and Chief Executive Officer since November 1998. From November 1995 to September 1998, Mr. Soika served as Vice President and General Manager of Spacelabs Medical, a medical monitoring and clinical information systems company.	69	1998	2008 Annual Meeting

EXECUTIVE OFFICERS

        Set forth below is certain information concerning the current executive officers of the Company. Our executive officers serve at the discretion of the Company Board. There are no family relationships between any of our directors and executive officers.

        The following table sets forth the name, age, current position and principal occupation and employment during the past five years of our executive officers:

Name	Age	Title
Emil H. Soika	69	President, Chief Executive Officer and Director
Drew M. Diaz	44	Vice President-Worldwide Sales
Michael T. Larsen	48	Vice President-Quality and Regulatory Affairs
Joseph P. Lester	57	Vice President and General Manager
Deborah A. Zane	54	Vice President-Marketing and Business Development
Joel D. Knudson	42	Vice President-Finance and Secretary

        The term of office and past business experience of Mr. Soika are described above under "Information about the Directors."

        Mr. Diaz was promoted from Director of International Sales to Vice President-International Sales in May 1997 and was most recently promoted to Vice President-Worldwide Sales in January 2002.

        Mr. Larsen has served as Vice President-Quality and Regulatory Affairs since October 2004. Mr. Larsen served as our Vice President-Quality Control/Quality Assurance from September 1990 until October 2004.

        Mr. Lester was promoted to Vice President and General Manager in October 2000 and joined our company as Vice President-Operations in January 2000. Prior to joining the Company, Mr. Lester was

Vice President-Operations for Siemens Medical Systems, Inc., a medical device company, from April 1997 to January 2000.

        Ms. Zane has served as our Vice President-Marketing and Business Development since September 2001. From March 1999 to September 2001, Ms. Zane served in various marketing positions for the Company.

        Mr. Knudson has served as our Vice President-Finance and Secretary since September 2004. Mr. Knudson was our Controller from February 2004 to September 2004. Prior to joining the Company, Mr. Knudson was the Controller for S.K. Williams Co., a metal finishing company, from November 2002 to February 2004 and, prior to that, was the Controller for Anguil Environmental Systems, Inc., a manufacturer of pollution control systems, from November 1994 until October 2002.

CORPORATE GOVERNANCE AND BOARD MATTERS

        The Company Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Company Board held 11 meetings during our fiscal year ended June 30, 2007. All of the incumbent directors attended at least 75% of the meetings of the Company Board and of the committees of the Company Board upon which they served during fiscal 2007.

Audit Committee

        The members of the Audit Committee are Dr. N.C. Joseph Lai, Jeffrey T. Barnes and Robert E. Munzenrider (Chairman). Dr. Higgins D. Bailey, our former Chairman who did not stand for election as a director at the 2007 Annual Meeting of Stockholders, was a member of the Audit Committee during fiscal 2007. Mr. Munzenrider joined the Audit Committee in April 2007 and Mr. Barnes joined the Audit Committee in August 2007. The Audit Committee met five times during the fiscal year ended June 30, 2007. The Audit Committee is responsible for assisting the Company Board with oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditors' qualifications and independence and (4) the performance of our internal accounting function and independent auditors. The Audit Committee has the direct authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors, and is an "audit committee" for purposes of section 3(a)(58)(A) of the Securities Exchange Act of 1934.

        The Company Board has determined that one of the members of the Audit Committee, Robert E. Munzenrider, qualifies as an "audit committee financial expert" as defined by the rules of the Securities and Exchange Commission based on his work experience and education.

Compensation Committee

        The Company Board's Compensation Committee is comprised of Jeffrey T. Barnes and William M. Moore. Dr. Higgins D. Bailey, our former Chairman who did not stand for election as a director at the 2007 Annual Meeting of Stockholders, was a member of the Compensation Committee during fiscal 2007. Mr. Moore and Mr. Barnes joined the Compensation Committee in August 2007. Sam Humphries, a former director of the Company who passed away on August 7, 2007, served on the Compensation Committee from November 2006 to August 2007. The Compensation Committee, in addition to such other duties as may be specified by the Company Board, reviews and makes recommendations to the Company Board with respect to the compensation levels and other benefits of executive officers, administers and oversees our stock plans and reviews and makes recommendations to the Company Board with respect to the compensation of outside directors. We have placed a current copy of the charter of the Compensation Committee on our website located at www.csiusa.com. The Compensation Committee met two times during the fiscal year ended June 30, 2007.

Nominating and Corporate Governance Committee

        The Company Board's Nominating and Corporate Governance Committee is comprised of Jeffrey T. Barnes and Robert E. Munzenrider. Dr. Higgins D. Bailey, our former Chairman who did not stand for election as a director at the 2007 Annual Meeting of Stockholders, was a member of the Nominating and Corporate Governance Committee during fiscal 2007. Mr. Barnes and Mr. Munzenrider joined the Nominating and Corporate Governance Committee in August 2007. The Nominating and Corporate Governance Committee is responsible for assisting the Company Board by identifying individuals qualified to become members of the Company Board and its committees, recommending to the Company Board nominees for the annual meeting of stockholders, developing and recommending to the Company Board a set of corporate governance principles applicable to the Company and assisting the Company Board in assessing director performance and the effectiveness of the Company Board. We have placed a current copy of the charter of the Nominating and Corporate Governance Committee on our web site located at www.csiusa.com. Due mainly to the two consent solicitations initiated by BlueLine Partners, during fiscal 2007 the full Company Board considered all corporate governance and nominating topics normally discussed by the Nominating and Corporate Governance Committee. As such, no formal meetings of the separate committee took place during the fiscal year ended June 30, 2007.

CORPORATE GOVERNANCE MATTERS

Director Independence

        The Company Board of Directors has reviewed the independence of its incumbent directors under the applicable standards of the American Stock Exchange. Based on this review, the Company Board determined that each of the following directors is independent under the listing standards of the American Stock Exchange:

(1) Jeffrey T. Barnes	(3) Robert E. Munzenrider
(2) Dr. N.C. Joseph Lai	(4) William M. Moore

        Based upon such standards, Emil H. Soika is the only director who is not independent because Mr. Soika is our President and Chief Executive Officer.

Director Nominations

        We have a standing Nominating and Corporate Governance Committee. Based on the review described under "Corporate Governance Matters—Director Independence," the Company Board has determined that each member of the Nominating and Corporate Governance Committee is independent under the applicable standards of the American Stock Exchange.

        The Nominating and Corporate Governance Committee will consider director nominees recommended by stockholders. A stockholder who wishes to recommend a person or persons for consideration as a nominee for election to the Company Board must send a written notice by mail, c/o Secretary, Criticare Systems, Inc., 20925 Crossroads Circle, Suite 100, Waukesha, Wisconsin 53186, that sets forth: (1) the name, address (business and residence), date of birth and principal occupation or employment (present and for the past five years) of each person whom the stockholder proposes to be considered as a nominee; (2) the number of shares of Common Stock beneficially owned (as defined by section 13(d) of the Securities Exchange Act of 1934) by each such proposed nominee; (3) any other information regarding such proposed nominee that would be required to be disclosed in a definitive proxy statement to stockholders prepared in connection with an election of directors pursuant to section 14(a) of the Securities Exchange Act of 1934; and (4) the name and address (business and residential) of the stockholder making the recommendation and the number of shares of our Common Stock beneficially owned (as defined by section 13(d) of the Securities Exchange Act of 1934) by the stockholder making the recommendation. We may require any proposed nominee to furnish additional information as may be reasonably required to determine the qualifications of such proposed nominee to serve as a director of the Company. Stockholder recommendations will be considered only if received no less than 120 days nor more than 150 days before the date of the proxy statement sent to stockholders in connection with the previous year's annual meeting of stockholders.

        The Nominating and Corporate Governance Committee will consider any nominee recommended by a stockholder in accordance with the preceding paragraph under the same criteria as any other potential nominee. The Nominating and Corporate Governance Committee believes that a nominee recommended for a position on the Company Board must have an appropriate mix of director characteristics, experience, diverse perspectives and skills. Qualifications of a prospective nominee that may be considered by the Nominating and Corporate Governance Committee include:

  •
  personal integrity and high ethical character;

  •
  professional excellence;

  •
  accountability and responsiveness;

  •
  absence of conflicts of interest;

  •
  fresh intellectual perspectives and ideas; and

  •
  relevant expertise and experience and the ability to offer advice and guidance to management based on that expertise and experience.

        The directorships of Robert E. Munzenrider and William M. Moore are connected with the termination of the consent solicitation commenced by BlueLine Partners L.L.C. pursuant to the terms of an Agreement dated as of April 2, 2007 among the Company, BlueLine Catalyst Fund VII, L.P., BlueLine Partners, L.L.C. (California), BlueLine Capital Partners, L.P. and BlueLine Partners L.L.C. (Delaware).

Communications between Stockholders and the Board of Directors

        We have placed on our web site located at www.csiusa.com a description of the procedures for stockholders to communicate with the Company Board, a description of our policy for our directors and nominee directors to attend the Annual Meeting and the number of directors who attended last year's annual meeting of stockholders.

REPORT OF THE AUDIT COMMITTEE

        Our Audit Committee is comprised of three members of the Company Board. Based upon the review described above under "Corporate Governance Matters—Director Independence," the Company Board has determined that each member of the Audit Committee is independent as defined in the listing standards of the American Stock Exchange and the rules of the Securities and Exchange Commission. The duties and responsibilities of our Audit Committee are set forth in the Audit Committee Charter. The full text of the Audit Committee Charter is on our web site located at www.csiusa.com.

        Our Audit Committee has:

  •
  reviewed and discussed our audited financial statements for the fiscal year ended June 30, 2007 with our management and with our independent auditors;

  •
  discussed with our independent auditors the matters required to be discussed by SAS 61, "Communications with Audit Committees," as amended (AICPA Professional Standards, Vo. 1,

    AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and

  •
  received and discussed the written disclosures and the letter from our independent auditors required by Independence Standards Board Statement No. 1 (Independence discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T.

        Based on such review and discussions with management and the independent auditors, the Audit Committee recommended to the Company Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE: Robert E. Munzenrider (Chairman) Dr. N.C. Joseph Lai Jeffrey T. Barnes

COMPENSATION OF DIRECTORS

        Effective March 31, 2006, our outside directors receive an annual fee of $24,000 and the Chairman of the Board, currently Jeffrey T. Barnes, receives an annual fee of $30,000. Effective April 1, 2006, directors who are also our officers or employees do not receive fees for service on our Board. Our director fees are paid quarterly. In addition, our directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the Company Board.

        We have adopted the Criticare Systems, Inc. 2003 Stock Option Plan, which allows us to grant to our directors, officers and employees and to certain other of our service providers stock options, shares of restricted stock and stock appreciation rights. Under the 2003 Stock Option Plan and in connection with their appointment to the Company Board, on April 5, 2007, each of Mr. Moore and Mr. Munzenrider was granted options to purchase 20,000 shares of our common stock with an exercise price of $3.76 per share. Each of these stock options vest pro rata over a four-year period on each of April 5, 2008, April 5, 2009, April 5, 2010 and April 5, 2011.

Director Summary Compensation Table

        The following table summarizes the director compensation for fiscal year 2007 for all of our non-employee directors. For fiscal 2007, Mr. Soika did not receive any additional compensation for his services as a director beyond the amounts previously disclosed in the Summary Compensation Table.

Name	Fees Earned or Paid in Cash	Option Awards (Notes 1 and 2)	All Other Compensation	Total
Higgins D. Bailey	$30,000	$1,196	—	$31,196
Jeffrey T. Barnes	$24,000	$0	—	$24,000
N.C. Joseph Lai	$24,000	$0	—	$24,000
William M. Moore	$6,000	$5,958	—	$11,958
Robert E. Munzenrider	$6,000	$5,958	—	$11,958

Explanatory Notes for Director Summary Compensation Table:

(1)
These amounts reflect the dollar value of the compensation cost of all outstanding option awards recognized over the requisite service period, computed in accordance with FAS 123(R) and, therefore, includes amounts from awards granted prior to fiscal 2007 that vested in fiscal 2007. We calculated the fair value of option awards using the Black-Sholes option pricing model. For purposes of this calculation, the impact of forfeitures is excluded until they actually occur. The other assumptions made in valuing the option awards are included under the caption "Stockholders' Equity" in the Notes to our Consolidated Financial Statements in the fiscal year 2007 Annual Report on Form 10-K and such information is incorporated herein by reference.

(2)
The following table identifies the aggregate number of shares of Common Stock subject to outstanding common stock options as of June 30, 2007 held by each of our outside directors:

Name of Outside Director	Number of Shares of Common Stock Subject to Common Stock Options Outstanding as of June 30, 2007
Higgins D. Bailey	10,000
Jeffrey T. Barnes	—
N.C. Joseph Lai	—
William M. Moore	20,000
Robert E. Munzenrider	20,000

        The following table sets forth information regarding stock option awards that were granted to our outside directors during fiscal 2007.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options(1)	Exercise Price	Grant Date Fair Value of Option Award(2)
Higgins D. Bailey	—	—	—	—
Jeffrey T. Barnes	—	—	—	—
N.C. Joseph Lai	—	—	—	—
William M. Moore	04/05/07	20,000	$3.76	$48,542
Robert E. Munzenrider	04/05/07	20,000	$3.76	$48,542

(1)
The common stock option vests pro rata over a four-year period on each of April 5, 2008, April 5, 2009, April 5, 2010 and April 5, 2011 and expires on April 5, 2017.

(2)
The value of the award is based upon the grant date fair value of the award determined pursuant to FAS 123R. Generally, the grant date fair value is the amount that we would expense in our financial statements over the award's vesting schedule. See "Stockholders' Equity" in the Notes to our Consolidated Financial Statements in the fiscal year 2007 Annual Report on Form 10-K for the assumptions we relied on in determining the value of the award.

        As described above, our 2003 Stock Option Plan provides for immediate vesting of all outstanding options upon a change of control of Criticare. The following table sets forth the unvested stock options held by our outside directors as of June 30, 2007 that would become vested in the event of a change of control of Criticare.

Name	Number of Shares Underlying Unvested Options	Unrealized Value of Unvested Options(1)
Higgins D. Bailey	2,500	$750
Jeffrey T. Barnes	—	—
N.C. Joseph Lai	—	—
William M. Moore	20,000	$0	(2)
Robert E. Munzenrider	20,000	$0	(2)

    (1)
    Unrealized value equals the closing market value of our common stock as of June 29, 2007, minus the exercise price, multiplied by the number of unvested shares of our common stock as of such date. The closing market value of our common stock on June 29, 2007 was $3.35.

    (2)
    The unrealized value of these common stock options is $0 because the exercise price exceeds the closing market price of our common stock on June 29, 2007.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information with respect to beneficial ownership of our Common Stock as of March 3, 2008 by (a) each of our directors, (b) each named executive officer (as defined below), (c) each person known by us to own beneficially more than 5% of our Common Stock, and (d) all of our directors and executive officers as a group.

        We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the persons and entities included in the table have sole voting and investment power with respect to all shares beneficially owned, except to the extent authority is shared by spouses under applicable law. Shares of Common Stock subject to options that are either currently exercisable or exercisable within 60 days of March 3, 2008 are treated as outstanding and beneficially owned by the option holder for the purpose of computing the percentage ownership of the option holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table lists the applicable percentage ownership based on 12,404,909 shares outstanding as of March 3, 2008.

Name and Address of Beneficial Owner(1)	Number of Shares Owned		Percent
Principal Stockholders:
Heartland Advisors, Inc.	1,754,400	(2)	14.1%
BlueLine Partners, L.L.C.	1,368,700	(3)	11.0%
White Pine Capital, LLC	901,425	(4)	7.3%
Ironwood Investment Management, LLC	620,417	(5)	5.0%
Directors and Executive Officers:
Jeffrey T. Barnes	—		*
N.C. Joseph Lai, Ph.D.	400,710	(6)	3.2%
Emil H. Soika	143,236	(7)	1.2%
William M. Moore	16,000	(8)	*
Robert E. Munzenrider	5,000	(9)	*
Drew M. Diaz	58,614	(10)	*
Joseph P. Lester	18,750	(11)	*
Deborah A. Zane	26,250	(12)	*
Joel D. Knudson	75,858	(13)	*
All directors and executive officers as a group (10 persons)	769,668	(14)	6.1%

    *
    Less than 1%

    (1)
    Unless otherwise indicated, the address of the beneficial owner is 20925 Crossroads Circle, Suite 100, Waukesha, Wisconsin 53186; the address of Mr. Barnes is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116-3733; the address of Dr. Lai is W302 N6117 Spence Road, Hartland, WI 53029; the address of Mr. Moore is 4115 Blackhawk Plaza Circle, Suite 100, Danville, California 94506; the address of Dr. Bailey is 102 Celano Circle, Palm Desert, CA 92211; and the address of Mr. Munzenrider is 1302 W. Aviator Circle, Payson, AZ 85541.

    (2)
    Heartland Advisors, Inc. ("Heartland") filed a Schedule 13G/A dated February 8, 2008 reporting that as of December 31, 2007 Heartland was the beneficial owner of 1,754,400 shares of Common Stock. Heartland shares voting and investment power with respect to all such shares. William J. Nasgovitz may be deemed to share voting and investment power over all such shares, and each of Heartland and Mr. Nasgovitz disclaim beneficial ownership of such shares. Heartland's address is 789 North Water Street, Milwaukee, Wisconsin 53202.

    (3)
    Pursuant to a Preliminary Schedule 14A filed on November 17, 2006, BlueLine Capital Partners, L.P. ("BCP") and BlueLine Catalyst Fund VII, L.P. ("BlueLine Catalyst") hold 922,500 and 446,200 shares of the Company's Common Stock, respectively. As the general partner of BCP, BlueLine Partners L.L.C., a Delaware limited liability company ("BlueLine Delaware"), may be deemed to be the beneficial owner of the 922,500 shares of Common Stock held by BCP. As general partner of BlueLine Catalyst, BlueLine Partners, L.L.C., a California limited liability company ("BlueLine California"), may be deemed to be the beneficial owner of the 446,200 shares of Common Stock held by BlueLine Catalyst. Collectively, as of November 15, 2006, BCP, BlueLine Catalyst, BlueLine Delaware and BlueLine California own a total of 1,368,700 shares of Common Stock. BlueLine's address is 4115 Blackhawk Plaza Circle, Suite 100, Danville, California 94506.

    (4)
    White Pine Capital, LLC ("White Pine") filed a Schedule 13G/A dated February 12, 2008 reporting that as of December 31, 2007 White Pine was the beneficial owner of 901,425 shares of Common Stock. White Pine has sole voting and investment power over all such shares. White Pine's address is 60 South Sixth Street, Suite 2530, Minneapolis, Minnesota 55402.

    (5)
    Ironwood Investment Management, LLC ("Ironwood") filed a Schedule 13G dated February 14, 2008 reporting that as of September 7, 2007 Ironwood was the beneficial owner of 620,417 shares of Common Stock. Ironwood has sole voting and investment power over all such shares. Ironwood's address is 21 Custom House Street, Suite 240, Boston, Massachusetts 02110.

    (6)
    Consists of 149,290 shares owned directly by Dr. Lai, 116,000 shares owned of record by Dr. Lai's wife, 90,420 shares owned by a trust of which Dr. Lai and his wife are trustees, and 45,000 shares owned by the Lai Family Foundation.

    (7)
    Consists of 105,387 shares owned directly by Mr. Soika, 37,500 shares which Mr. Soika has the right to acquire under currently options and 349 shares in Mr. Soika's account under the Criticare Systems, Inc. Employee Stock Purchase Plan (the "Purchase Plan").

    (8)
    Consists of 10,000 shares owned directly by Mr. Moore, 1,000 shares owned by a trust of which Mr. Moore is the trustee and 5,000 shares which Mr. Moore has the right to acquire under exercisable options.

    (9)
    Consists of 5,000 shares which Mr. Munzendrider has the right to acquire under exercisable options.

    (10)
    Consists of 22,200 shares owned directly by Mr. Diaz, 34,000 shares which Mr. Diaz has the right to acquire under exercisable options and 2,414 shares in Mr. Diaz's account under the Purchase Plan.

    (11)
    Consists of 18,750 shares which Mr. Lester has the right to acquire under exercisable options.

    (12)
    Consists of 26,250 shares which Ms. Zane has the right to acquire under exercisable options.

    (13)
    Consists of 11,268 shares owned directly by Mr. Knudson, 64,250 shares which Mr. Knudson has the right to acquire under exercisable options and 340 shares in Mr. Knudson's account under the Purchase Plan.

    (14)
    Includes 216,000 shares of Common Stock the members of the group have a right to acquire under currently exercisable options and 3,103 shares in the accounts of the members of the group under the Purchase Plan.

Stockholder Agreements to Tender

        Each of our directors entered into Stockholder Tender Agreements, each dated as of February 24, 2008 (each, a "Tender Agreement"), whereby such stockholder agreed to, among other things, irrevocably tender or cause to be tendered in the Offer any shares of Common Stock such stockholder holds or subsequently acquires. Each such stockholder may only withdraw his shares of Common Stock from the Offer if the related Tender Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. The foregoing summary is qualified in its entirety by reference to the Tender Agreements. A form of the Tender Agreements have been filed with the SEC as an exhibit to a Schedule TO filed jointly by Opto Circuits and Purchaser on March 7, 2008.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file with the Securities and Exchange Commission reports of initial beneficial ownership on Form 3 and reports of changes in beneficial ownership on Forms 4 and 5. Officers, directors and greater than 10% stockholders are required by regulations of the Securities and Exchange Commission to furnish us with copies of all Forms 3, 4 and 5 they file. Based solely on a review of the copies of such forms furnished to us, or written representations that no Forms 5 were required, we believe that during fiscal 2007 all section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with, except that Mr. Barnes filed a Form 4 report on January 4, 2007 reporting transactions occurring on December 15, 2005 and December 19, 2006; Mr. Larsen filed a Form 4 report on February 12, 2007 reporting a transaction occurring on February 5, 2007; and Mr. Knudson filed a Form 4 report on February 12, 2007 reporting a transaction occurring on February 5, 2007.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This Compensation Discussion and Analysis addresses our compensation policies and decisions for fiscal 2007 for the five executive officers listed below in the Summary Compensation Table. Throughout this information statement, we refer to these five executive officers as our "named executive officers."

  Our Compensation Objectives

        Our objective in establishing compensation arrangements for our executive officers is to attract and retain key executives who are important to our continued success through competitive compensation arrangements but at a reasonable cost to Criticare given our financial resources. Where appropriate, we also provide financial incentives for performance in specific areas of responsibility for an executive officer.

        Competitive Compensation.    We have not established compensation levels based on benchmarking, and have not conducted formal compensation surveys to determine the compensation of our executive officers. While we have not engaged external compensation consultants, management does regularly evaluate, on an informal basis, the competitiveness of the compensation for our executive officers with reference to similarly-sized companies in our industry and in market area in Southeastern Wisconsin. Management frequently receives information regarding compensation at such companies through the receipt of resumes from job applicants employed at such companies and from other sources. Based on such information regarding pay practices at other companies, we believe our compensation practices are competitive in the marketplace.

        Reasonable Cost.    We also believe that we achieve our compensation objectives at a reasonable cost to our company and stockholders. Prior to fiscal 2006, we experienced a number of years of losses and our management was focused on developing and implementing initiatives to grow our business. In these circumstances, management and the Company Board and Compensation Committee looked to limit compensation costs to the extent feasible consistent with our objectives of retention and performance. Although we achieved profitability in both fiscal 2006 and fiscal 2007, we continue to believe that executive compensation should come at a reasonable cost to our company and stockholders.

  Our Compensation Process

        Compensation for our executive officers and other senior managers is reviewed and evaluated by the Compensation Committee of the Company Board. The Compensation Committee then makes recommendations to the Company Board for its final approval. Our Compensation Committee currently consists of two independent directors under the applicable standards of the American Stock Exchange. The members of the Compensation Committee are Jeffrey T. Barnes and William M. Moore. Additional information regarding our Compensation Committee is disclosed above under "Corporate Governance and Board Matters—Compensation Committee" above.

        Our Compensation Committee views compensation as an ongoing process, and meets regularly throughout the year for purposes of planning and evaluation. The Compensation Committee held two meetings during fiscal 2007. The Compensation Committee receives and reviews materials in advance of each meeting, including materials that management believes will be helpful to the Committee and well as materials specifically requested by members of the Committee.

        Our management plays a significant role in assisting the Compensation Committee in its oversight of compensation. Management's role includes assisting the Compensation Committee with evaluating employee performance, establishing individual performance targets and objectives, recommending salary levels and option and other equity incentive grants, and providing financial data on company performance, calculations and reports on achievement of performance objectives, and other information requested by the Committee. Our Chief Executive Officer works with the Compensation Committee in making recommendations regarding our overall compensation policies and plans as well as specific compensation levels for our executive officers and other key employees, other than the Chief Executive Officer. Members of management who were present during Compensation Committee meetings in fiscal 2007 and 2008 included the Chief Executive Officer and the Chief Financial Officer. The Compensation Committee makes all decisions regarding the compensation of the Chief Executive Officer without the Chief Executive Officer or any other member of management present.

        The Compensation Committee's charter requires that we provide the Committee with adequate funding to engage any compensation consultants or other advisers the Committee wishes to engage. During fiscal 2007 and 2008 to date, the Compensation Committee did not engage any consultants to assist it in reviewing our compensation practices and levels.

  Components of Executive Compensation

        For executive officers, the primary components of total compensation continue to be base salary, commissions, bonuses and long-term incentive compensation in the form of stock options.

        Base Salary.    Base salary is a key component of executive compensation. In determining base salaries, the Compensation Committee considers the executive officer's qualifications and experience, the executive officer's responsibilities, the executive officer's past performance, and the executive officer's goals and objectives.

        Our Compensation Committee reviews base salaries on a periodic (although not necessarily annual) basis. Generally, changes in base salaries for our named executive officers (other than our Chief Executive Officer) are considered by the Compensation Committee at the initiative of our Chief Executive Officer. Given our limited financial resources and our focus on returning Criticare to profitability, increases in the base salaries of our executive officers have generally been modest in recent years:

  •
  The base salary of Emil Soika, our Chief Executive Officer, in fiscal 2007 of $262,000 has increased by $37,000 over his base salary of $225,000 in fiscal 2002, an increase of 16% over a period of six years.

  •
  The base salary of Drew M. Diaz, our Vice President-Worldwide Sales, has remained at $110,000 per year since fiscal 2002 and the base salary of Deborah A. Zane, our Vice President-Marketing and Business Development, has increased by $10,000 (8%) from $120,000 in fiscal 2002 to $130,000 in fiscal 2007. As described below under "Performance-Based Commissions and Bonuses," a significant portion of the compensation to Mr. Diaz and Ms. Zane is based on sales commissions.

  •
  The base salary of Joseph P. Lester, our Vice President and General Manager, has increased by $6,000 (4%) from $140,000 in fiscal 2003 to $146,000 in fiscal 2007. Mr. Lester also receives commissions and a performance-based bonus.

  •
  The base salary level of Joel D. Knudson, our Vice President-Finance, has increased by $40,000 (36%) from $110,000 in fiscal 2005 to $150,000 in fiscal 2007. Mr. Knudson was promoted to his position in fiscal 2005, which has involved a significant increase in his responsibilities.

        There were no changes in the base salary levels of our named executive officers during fiscal 2007, other than Mr. Knudson who received an increase from $140,000 to $150,000.

        Performance-Based Commissions and Bonuses.    Three of our named executive officers, Drew M. Diaz, Deborah A. Zane and Joseph P. Lester, receive sales commissions in addition to a fixed base salary. Joseph P. Lester also receives an annual bonus based upon manufacturing cost-savings achieved for specific product programs.

        Drew M. Diaz, our Vice President-Worldwide Sales, oversees our sales staff and international distributor network. As is typical in our industry for management with sales responsibility, a substantial portion of Mr. Diaz's compensation consists of an uncapped commission on sales completed by any persons supervised by Mr. Diaz. In fiscal 2007, Mr. Diaz received total commissions of $165,235 compared to his fixed base salary of $110,000, and his commissions constituted 57% of his total compensation of $289,670.

        Deborah A. Zane, our Vice President-Marketing and Business Development, is responsible for developing our business with original equipment manufacturers (OEMs). We view OEM agreements as a critical component to our strategy to develop products for highly technical niche markets, and the OEM business has been a significant driver of our growth in recent years. Ms Zane receives uncapped commissions with respect to the sales she brings to Criticare, at rates that vary depending on the type of product and the OEM. In fiscal 2007, Ms. Zane received total commissions of $118,275 compared to her fixed base salary of $130,000, and her commissions constituted 45% of her total compensation of $263,474.

        Joseph P. Lester, our Vice President and General Manager, is responsible for overseeing the manufacturing process for our products, and receives a bonus for the cost reductions achieved for new products once in full production. When Criticare introduces a new product, initial production is usually launched at our main facility in Waukesha, Wisconsin. Mr. Lester's bonus is only applicable to cost reductions achieved once the initial production process is completed and the product is ready for full production, and at that point Mr. Lester receives a bonus based on reducing costs for materials and labor, including, where appropriate, outsourcing production. In fiscal 2007, Mr. Lester received a bonus $14,356. Mr. Lester's duties also include serving as territory manager for Taiwan and China, and in that capacity he oversees sales made by our distributor in that region. Mr. Lester receives commissions relating to such sales, which commissions totaled $3,917 in fiscal 2007. Mr. Lester's total commissions and bonus constituted 10% of his total compensation of $177,786 in fiscal 2007.

        Discretionary Bonuses.    Our named executive officers are eligible to receive discretionary cash bonuses. Discretionary bonuses allow us to recognize extraordinary individual performance by our executive officers and to have the flexibility to maintain competitive compensation when needed. No discretionary bonuses were awarded for fiscal 2007.

        Equity-Based Compensation.    We believe that equity compensation is an effective means of aligning the long-term interests of our employees, including our executive officers, with our stockholders. Our 2003 Stock Option Plan authorizes the Compensation Committee to issue both stock options and restricted stock, as well as other forms of equity incentive compensation. We made our first grant of restricted stock under our 2003 Stock Option Plan in February 2008. We granted 11,268 shares of restricted stock to Mr. Knudson with a six month vesting period.

        In determining the total size of equity awards, the Compensation Committee considers various factors such as the outstanding number of stock options, the amount of additional shares available for issuance under the 2003 Stock Option Plan, the level of responsibility of the proposed recipient and his or her performance, the percent of the outstanding shares of our common stock represented by outstanding options and the expense to Criticare under FAS 123R. We do not have a practice of making regular annual or other periodic equity grants to our executive officers. Mr. Knudson and Mr. Diaz were the only named executive officers to receive a grant in fiscal 2007 and Mr. Knudson is the only named executive officer who has received a grant so far in fiscal 2008.

        Our prior option grants to our executive officers have generally incorporated the following terms:

  •
  the term of the option does not exceed ten years;

  •
  the grant price is not less than the closing market price of our common stock on the date of grant; and

  •
  options vest 25% per year over the first four years of the term of the option.

        One of our named executive officers, Joel D. Knudson, received a grant of an option to purchase 20,000 shares of common stock on February 5, 2007, which was the anniversary date of Mr. Knudson's original employment by Criticare and was made in recognition of Mr. Knudson's efforts, particularly in the area of improving the Company's balance sheet fundamentals during fiscal 2007. This option has an exercise price of $3.45 per share, a ten-year term and vests 25% per year on the anniversary of the date of grant over the first four years of the term of the option. This option is a non-qualified stock option under the Internal Revenue Code with an exercise price equal to the closing price of our common stock on the date of grant. As a result, this stock option will only have value to the named executive officer if our stock price increases after the date of grant. The option had a grant date fair value

$44,708 as determined pursuant to FAS No. 123R. Drew M. Diaz also received a grant of an option to purchase 4,000 shares of common stock on March 26, 2007. This grant was the extension of a grant issued on April 6, 2003 that was set to expire with an exercise price of $3.08 per share. The original option had a grant date fair value $2,174 as determined pursuant to FAS No. 123R, which will be reversed as a forfeiture pursuant to FAS 123R. The new option has an exercise price of $3.71 per share, a two-year term and vested immediately upon grant. This option is a non-qualified stock option under the Internal Revenue Code with an exercise price equal to the closing price of our common stock on the date of grant. As a result, this stock option will only have value to the named executive officer if our stock price increases after the date of grant. The option had a grant date fair value $4,676 as determined pursuant to FAS No. 123R.

        Perquisites and Other Compensation.    Our named executive officers participate in other benefit plans generally available to all employees on the same terms as similarly situated employees, including participation in health, disability, life insurance and 401(k) plans. In addition, our executive officers each receive group term life insurance coverage up to $272,000 and automobile allowance payments or the personal use of an automobile leased by Criticare. Additionally, Mr. Diaz receives tax services paid for by us. These benefits are included in the Summary Compensation Table in the "All Other Compensation" column.

  Change of Control and Severance Benefits

        We have entered into an employment agreement with each of our named executive officers. The employment agreements set forth the current terms and conditions for employment of the executive officers, and include severance benefits, and noncompetition and confidentiality covenants restricting the executive's activities both during and for a period of time after employment. These agreements are summarized in more detail below under "Employment Agreements" and "Post-Employment Compensation."

        We believe the severance benefits provided to our executive officers are a key benefit in retaining the services of our executive officers. These benefits provide post-employment security, including following a change of control, at a reasonable cost to Criticare and its stockholders.

  Tax and Accounting Considerations

        Deductibility of Executive Compensation.    Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public corporation for non-performance-based compensation over $1,000,000 paid for any fiscal year to each of the individuals who were, at the end of the fiscal year, the corporation's chief executive officer and the three other most highly compensated executive officers (other than the Chief Financial Officer). Through the end of fiscal 2007, we do not believe that any of the compensation paid to our executive officers exceeded the limit on deductibility in Section 162(m). Our 2003 Stock Option Plan is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code, including the requirement that such plan be approved by our stockholders. As a result, we believe that awards under this plan satisfy the requirements for "performance-based compensation" under Section 162(m) and, accordingly, do not count against the $1,000,000 limit and are deductible by us. Other compensation paid or imputed to individual executive officers covered by Section 162(m) may not satisfy the requirements for "performance-based compensation" and may cause non-performance-based compensation to exceed the $1,000,000 limit, and would then not be deductible by us to the extent in excess of the $1,000,000 limit. Although the Compensation Committee designs certain components of executive compensation to preserve income tax deductibility, it believes that it is not in the shareholders' interest to restrict the Compensation Committee's discretion and flexibility in developing appropriate compensation programs and establishing compensation levels and, in some instances, the Compensation Committee may approve compensation that is not fully deductible.

        Accounting for Stock-Based Compensation.    Beginning on July 1, 2005, we began accounting for stock-based payments, including stock options under our 2003 Stock Option Plan, in accordance with the requirements of FAS 123R. The Compensation Committee considers the impact of the expense to Criticare under FAS 123R, among other factors, in making its decisions with respect to stock option grants.

Report of the Compensation Committee

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth in this information statement with our management and, based on such review and discussions with management, the Compensation Committee recommended to the Company Board that the Compensation Discussion and Analysis be included in this information statement.

COMPENSATION COMMITTEE:

Jeffrey T. Barnes
William M. Moore

Summary Compensation Table

        The following table provides information for fiscal 2007 concerning the compensation paid by us to the person who served as our principal executive officer in fiscal 2007, the person who served as our principal financial officer in fiscal 2007 and our three other most highly compensated executive officers based on their total compensation in fiscal 2007. We refer to these five executive officers as our "named executive officers" in this information statement.

Name and Principal Position	Fiscal Year	Salary		Bonus	Option Awards(1)	All Other Compensation(2)	Total
Emil H. Soika, President and Chief Executive Officer	2007	$262,000		$0	$5,980	$9,132	$277,112
Joel D. Knudson, Vice President-Finance	2007	$144,167		$0	$35,776	$9,111	$189,054
Drew M. Diaz, Vice President-Worldwide Sales	2007	$277,350	(3)	$0	$6,014	$6,306	$289,670
Joseph P. Lester, Vice President and General Manager	2007	$149,917	(4)	$14,356	$2,990	$10,523	$177,786
Deborah A. Zane, Vice President-Marketing and Business Development	2007	$248,275	(5)	$0	$4,186	$11,013	$263,474

Explanatory Notes for Summary Compensation Table:

1.
These amounts reflect the dollar value of the compensation cost of all outstanding option awards recognized over the requisite service period, computed in accordance with FAS 123(R) and, therefore, includes amounts from awards granted prior to fiscal 2007 that vested in fiscal 2007. We calculated the fair value of option awards using the Black-Sholes option pricing model. For purposes of this calculation, the impact of forfeitures is excluded until they actually occur. The other assumptions made in valuing the option awards are included under the caption "Stockholders' Equity" in the Notes to our Consolidated Financial Statements in the fiscal year 2007 Annual Report on Form 10-K and such information is incorporated herein by reference.

2.
The table below shows the components of this column, which include our match for each individual's 401(k) plan contributions, the cost of premiums paid by us for term life insurance under which the named executive officer is a beneficiary and perquisites consisting of an automobile allowance for Mr. Lester, Mr. Knudson and Ms. Zane, the value of the personal use of automobiles leased by us for Mr. Soika and Mr. Diaz, and tax services received by Mr. Diaz that were paid by us.

Name	401(k) Match	Life Insurance	Perquisites	Total "All Other Compensation"
Emil H. Soika	$4,400	$3,383	$1,349	$9,132
Joel D. Knudson	$2,845	$266	$6,000	$9,111
Drew M. Diaz	$4,400	$266	$1,640	$6,306
Joseph P. Lester	$3,377	$1,146	$6,000	$10,523
Deborah A. Zane	$4,400	$613	$6,000	$11,013
3.
Represents a fixed salary of $110,000, $2,115 paid in lieu of vacation time based on seniority and commissions of $165,235 paid by us to Mr. Diaz.

4.
Represents a fixed salary of $146,000 and commissions of $3,917 paid by us to Mr. Lester.

5.
Represents a fixed salary of $130,000 and commissions of $118,275 paid by us to Ms. Zane.

Grants of Plan-Based Awards

        The following table sets forth information regarding all incentive plan awards that were granted to the named executive officers during fiscal year 2007, consisting of a stock option award subject to FAS 123(R). No other equity or non-equity incentive plan awards were made to named executive officers during fiscal 2007.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options	Exercise Price	Grant Date Fair Value of Option Award(3)
Emil H. Soika	—	—	—	—
Joel D. Knudson(1)	02/05/07	20,000	$3.45	$44,708
Drew M. Diaz(2)	03/26/07	4,000	$3.71	$4,676
Joseph P. Lester	—	—	—	—
Deborah A. Zane	—	—	—	—

(1)
The common stock option vests pro rata over a four-year period on each of February 5, 2008, February 5, 2009, February 5, 2010 and February 5, 2011 and expires on February 5, 2017.

(2)
The common stock option vested on March 26, 2007 and expires on March 26, 2009.

(3)
The value of the award is based upon the grant date fair value of the award determined pursuant to FAS 123R. Generally, the grant date fair value is the amount that we would expense in our financial statements over the award's vesting schedule. See "Stockholders' Equity" in the Notes to our Consolidated Financial Statements in the fiscal year 2007 Annual Report on From 10-K for the assumptions we relied on in determining the value of the award.

Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth information on outstanding option awards held by the named executive officers at June 30, 2007, including the number of shares underlying both exercisable and unexercisable portions of each stock option as well as the exercise price and expiration date of each outstanding option.

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Emil H. Soika	37,500	12,500	3.05	06/07/14	(1)
Joel D. Knudson	1,500 2,250 25,000 10,000 1,250 —	500 750 25,000 10,000 3,750 20,000	4.37 3.05 2.61 3.70 5.19 3.45	02/02/14 06/07/14 08/20/14 01/17/15 09/09/15 02/05/17	(2) (1) (3) (4) (5) (6)
Drew M. Diaz	4,000 10,000 30,000	— — 10,000	3.71 2.88 3.05	03/26/09 01/30/08 06/07/14	(7) (8) (1)
Joseph P. Lester	25,000 18,750	— 6,250	2.88 3.05	01/30/08 06/07/14	(8) (1)
Deborah A. Zane	10,000 26,250	— 8,750	2.88 3.05	01/30/08 06/07/14	(8) (1)

(1)
The common stock option vests pro rata over a four-year period on each of June 7, 2005, June 7, 2006, June 7, 2007 and June 7, 2008.

(2)
The common stock option vests pro rata over a four-year period on each of February 2, 2005, February 2, 2006, February 2, 2007 and February 2, 2008.

(3)
The common stock option vests pro rata over a four-year period on each of August 20, 2005, August 20, 2006, August 20, 2007 and August 20, 2008.

(4)
The common stock option vests pro rata over a four-year period on each of January 17, 2006, January 17, 2007, January 17, 2008 and January 17, 2009.

(5)
The common stock option vests pro rata over a four-year period on each of September 9, 2006, September 9, 2007, September 9, 2008 and September 9, 2009.

(6)
The common stock option vests pro rata over a four-year period on each of February 5, 2008, February 5, 2009, February 5, 2010 and February 5, 2011.

(7)
The common stock option vested on the date of grant, March 26, 2007.

(8)
The common stock option vested pro rata over a four-year period on each of January 30, 2004, January 30, 2005, January 30, 2006 and January 30, 2007.

Option Exercises

        None of our named executive officers exercised any stock options during fiscal 2007.

Employment Agreements

        Effective September 28, 2006, we entered into an amended and restated employment agreement with Drew M. Diaz, Vice President-Worldwide Sales; effective September 1, 2005, we entered into an amended and restated employment agreement with Emil H. Soika, President, Chief Executive Officer and Director; effective May 18, 2000, we entered into an employment agreement with Joseph P. Lester, Vice President and General Manager; effective November 10, 2006, we entered into an amended and restated employment agreement with Deborah A. Zane, Vice President-Marketing and Business Development; and effective August 8, 2005, we entered into an employment agreement with Joel D. Knudson, Vice President-Finance and Secretary. All of the employment agreements were amended effective September 28, 2006 to replace the definition of "change of control" with a new, more complete definition.

        The terms of these employment agreements include the following:

  •
  each executive officer's base salary is reviewed annually within 30 days prior to the end of each fiscal year;

  •
  each of these executive officers is entitled to participate in our bonus plans and stock option plan;

  •
  each of these executive officers is eligible to participate in health insurance benefits, group life and disability insurance benefits;

  •
  each of Mr. Soika, Mr. Diaz, Mr. Lester and Ms. Zane has agreed not to compete with us during employment and not to our solicit customers or employees for a period of 12, 12, 18 and 12 months, respectively, after any voluntary termination of employment or any termination by us with or without cause;

  •
  each of the named executive officers have agreed to maintain the confidentiality of our financial statements and other financial information; and

  •
  each employment agreement contains severance benefits, which are summarized below under "Executive Compensation-Post-Employment Compensation."

Post-Employment Compensation

  401(k) Plan Benefits

        Our executive officers are eligible to participate in our 401(k) plan on the same terms as our other employees. In any plan year, we will contribute to each participant a matching contribution equal to 50% on the first 4% of an employee's annual wages. All of our executive officers participated in our 401(k) plan during fiscal 2007 and received matching contributions.

  Nonqualified Deferred Compensation

        We do not currently provide any nonqualified deferred compensation or other deferred compensation plans.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

        We have entered into employment agreements with each of our named executive officers that provide for severance benefits in the event of a termination of their employment by the Company without cause (as defined in the employment agreements), regardless of whether termination of employment is in connection with a change of control (as defined in the employment agreements). In addition, our named executive officers are also entitled to severance benefits in the event of a voluntary termination of employment by the executive officer at any time following a change of control, provided that in the cases of Mr. Knudson and Mr. Lester, the executive officer must remain employed for at least three months after the change of control. Under each of the employment agreements, a material reduction in the executive officer's responsibilities or salary or the relocation of the executive officer to a location that is greater than 30 miles from the executive officer's then place of employment are deemed to qualify as a termination of employment by the Company without cause.

        The severance benefits provided to our named executive officers under their employment agreements include the following:

  •
  continued payment of compensation for 30 months after the date of termination in case of Mr. Soika, 24 months for Mr. Diaz, 18 months for Mr. Lester, 15 months for Ms. Zane, and 12 months for Mr. Knudson;

  •
  continuation of health, life and disability insurance benefits for 30 months after the date of termination in case of Mr. Soika, 24 months for Mr. Diaz, 18 months for Mr. Lester, 15 months for Ms. Zane, and 12 months for Mr. Knudson;

  •
  the transfer of ownership of a company car to Mr. Soika at the end of the lease term at our cost, and continued use of a company car (or an equivalent car allowance) for 24 months after the date of termination in case of Mr. Diaz, 18 months for Mr. Lester, 15 months for Ms. Zane and 12 months for Mr. Knudson; and

  •
  payment of Mr. Soika's real estate broker's commission (subject to a maximum rate or 6% of the sales price) arising from the sale of Mr. Soika's Wisconsin residence and his professional packing and moving expenses associated with Mr. Soika relocating to a new residence.

        The following table sets forth the compensation that each of our named executive officers would have been eligible to receive if the applicable executive officer's employment had been terminated as of June 30, 2007 under circumstances requiring payment of severance benefits as described above.

Potential Severance Under Employment Agreements

Name	Compensation(1)	Benefits(2)	Use of Car/Car Allowance	Relocation Costs	Total
Emil H. Soika	$655,000	$23,150	$26,524	$31,000	$735,674
Joel D. Knudson	$150,000	$10,383	$6,000	—	$166,383
Drew M. Diaz	$583,814	$27,561	$12,000	—	$623,375
Joseph P. Lester	$247,297	$7,117	$9,000	—	$263,414
Deborah A. Zane	$301,012	$6,158	$7,500	—	$314,670

(1)
Compensation consists of base salary and, where applicable, commissions and bonus amounts for the year preceding the date of termination.

(2)
The benefits consist of expenses for the continuation of health, disability and life insurance coverage for the applicable period.

        As described above, our 2003 Stock Option Plan also provides for immediate vesting of all outstanding options and the lapse of any forfeiture provisions or other restrictions on outstanding shares of restricted stock upon a change of control of Criticare. The following table sets forth the unvested stock options held by our named executive officers as of June 30, 2007 that would become vested in the event of a change of control of Criticare.

Name	Number of Shares Underlying Unvested Options	Unrealized Value of Unvested Options(1)
Emil H. Soika	12,500	$3,750
Joel D. Knudson	60,000	$18,725
Drew M. Diaz	10,000	$3,000
Joseph P. Lester	6,250	$1,875
Deborah A. Zane	8,750	$2,625

    (1)
    Unrealized value equals the closing market value of our common stock as of June 29, 2007, minus the exercise price, multiplied by the number of unvested shares of our common stock as of such date. The closing market value of our Common Stock on June 29, 2007 was $3.35.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        No interlocking relationship exists, or in the past fiscal year has existed, between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The charter for our Audit Committee provides that one of the responsibilities of our Audit Committee is to review and approve related party transactions for potential conflicts of interest. Although we have not adopted a formal written set of policies and procedures for the review, approval or ratification of related person transactions, the Company recognizes that transactions between the Company and any of its directors, officers and significant stockholders or other related parties can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than the best interests of the Company and its stockholders. Nevertheless, the Company recognizes that there are situations where such transactions may be in, or may not be inconsistent with, the best interests of the Company. Therefore, the Company reviews related party transactions on an ongoing basis and utilizes the audit committee to review and if appropriate approve or ratify, any such transactions in which the Company is or will be a participant in potential conflicts of interest situations where appropriate. The Company's policy is to conduct transactions with its affiliates on terms equivalent to those provided to non affiliates on an arms-length basis.

  Merger Agreement: Indemnification of Officers and Directors

        Under the Merger Agreement, Opto Circuits and the Purchaser have agreed that the rights to indemnification by the Company and its subsidiaries in the certificate of incorporation and bylaws (or other charter documents) of the Company or the applicable subsidiary will survive the merger and remain in effect for a period of at least six years.

        Under the Merger Agreement, Opto Circuits agreed to indemnify and hold harmless the present and former officers, directors, employees, fiduciaries and agents of the Company and its subsidiaries, against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to all acts and omissions, or alleged acts or omissions, occurring on or before the Effective Time, whether commenced, asserted or claimed prior to, at or after the Effective Time, that are based on or arise out of any such person's service as a director or officer of the Company (or any subsidiary thereof) or, at the request of the Company, as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise to the fullest extent permitted under applicable law.

        Under the Merger Agreement, Opto Circuits has agreed to cause to be maintained in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company with respect to the Company (provided that Parent may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous to any of the insured persons) with respect to matters or events occurring at or prior to the Effective Time to the extent available; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend an amount per year in excess of 200% of the current annual premiums paid by the Company to maintain or procure insurance coverage.

Annex II

February 24, 2008

The Board of Directors
Criticare Systems, Inc
20925 Crossroads Circle
Waukesha, WI 53186

Gentlemen:

        Roth Capital Partners, LLC ("Roth") understands that Criticare Systems, Inc., a Delaware corporation (the "Company"), intends to enter into a transaction with Opto Circuits (India) Limited ("Parent") and Packer Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent ("MergerSub"). In the contemplated transaction (the "Transaction") MergerSub will commence a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of the common stock, on an as diluted basis, par value $0.04 per share, of the Company (the "Company Common Stock") for $5.50 per share net to the seller in cash without interest (the "Common Stock Offer Price").

        In the contemplated transaction, following the consummation of the Offer, in accordance with the terms of the Delaware General Corporation Law, MergerSub will merge with and into the Company, with the Company as the surviving corporation.

        You have asked us to render our opinion as of the date hereof with respect to the fairness, from a financial point of view, to the holders of the Company Common Stock of the consideration payable pursuant to the Transaction.

        For purposes of the opinion set forth herein, we have, among other things:

  (i)
  reviewed certain publicly available business and financial information of the Company which we believe to be relevant to our inquiry (including the Company's annual reports filed on Form 10-K for the year ended June 30, 2006 and June 30, 2007, quarterly reports filed on Form 10-Q for the quarters ended March 31, 2007, September 30, 2007 and December 31, 2007, and current reports on Form 8-K, each as amended);

  (ii)
  reviewed certain internal financial statements and projections relating to revenues, operating income and earnings of the Company following the Transaction (the "Projections") and other financial and operating data prepared by the management of the Company and furnished to us by the Company;

  (iii)
  discussed with Company management the historical and current operations, financial condition and prospects, and the strategic objectives of the Company;

  (iv)
  participated in certain discussions among representatives of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction; and

  (v)
  reviewed the draft of the definitive agreement dated February 24, 2008 (the "Agreement") and have assumed that such draft will not differ in any material respect from the final Agreement.

  ROTH CAPITAL PARTNERS, LLC
  24 CORPORATE PLAZA, NEWPORT BEACH, CA 926600    800.678.9147      www.rothcp.com
  Member SIPC/NASD

        In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied upon, without independent verification, the accuracy and completeness of the financial, accounting, tax and other information discussed with or reviewed by us in arriving at our opinion. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, and have not independently verified such information. We have further relied on the assurances of management of the Company that they are not aware of any facts that would make any of the information reviewed by us inaccurate, incomplete or misleading in any respect. We have, with your consent, assumed that the Projections and other information of the Company provided to us by the management of the Company were reasonably prepared by such management on bases reflecting the best currently available information, estimates and good faith judgments of such management as to the future financial performance of the Company. We have not been engaged to assess the achievability of any projections or the assumptions on which they were based, and we express no view as to such projections or assumptions. In addition, we have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company.

        You have informed us, and we have assumed, that the Transaction will be consummated in accordance with the terms set forth in the Agreement and in compliance with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and all other applicable federal, state and local statutes, rules, regulations and ordinances. We have assumed that the representations and warranties of each party in the Agreement are true and correct, that each party will perform all covenants and agreements required to be performed by it under such Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have further assumed that the Transaction will be consummated in all material respects as described in the Agreement. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

        We were not requested to consider, and our opinion does not in any manner address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effects of any other transaction in which the Company might engage. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us on, the date hereof. We express no opinion as to the underlying valuation, future performance or long-term viability of the Company. It should be understood that, although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

        In arriving at our opinion, we considered the following information and circumstances, among others:

  (i)
  the historical market prices and trading activity of the common stock of the Company;

  (ii)
  the valuation multiples and results of operations for the Company as compared to those of certain publicly traded companies that we deemed to be relevant;

  (iii)
  publicly available information regarding the financial terms and premiums paid of certain transactions comparable, in whole or in part, to the Transaction;

  (iv)
  discounted cash flow analyses based on the Projections; and

  (v)
  such other information and other analyses as we have deemed appropriate.

        We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services. No portion of Roth's fee is contingent upon the conclusions reached in this letter or upon the consummation of the Transaction. The Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion.

        This letter is being rendered at the behest of the Board of Directors of the Company and is solely for the information of the Board of Directors of the Company in its consideration of the Transaction and does not constitute a recommendation as to how any stockholder of the Company should act or vote with respect to any matters relating to the Transaction and may not be relied upon by any other person, used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this letter may be reproduced in its entirety, if required, in a Schedule 14D-9 or a proxy statement filed by the Company with the Securities and Exchange Commission under the Exchange Act, provided that this letter is reproduced in such proxy statement in full and that any description of or reference to us or summary of this letter in such proxy statement will be in a form reasonably acceptable to us and our counsel. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

        Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Roth may provide additional investment banking services to the Company in the future. Roth provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivatives, of the Company for its own account and for the accounts of customers.

        On the basis of, and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof that, taking into account all relevant aspects of the Transaction taken as a whole, the consideration to be paid by Parent pursuant the Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

Very truly yours,

Roth Capital Partners, LLC

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  Annex I
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
GENERAL INFORMATION
BACKGROUND INFORMATION
DIRECTORS DESIGNATED BY OPTO CIRCUITS
CURRENT BOARD OF DIRECTORS
EXECUTIVE OFFICERS
CORPORATE GOVERNANCE AND BOARD MATTERS
CORPORATE GOVERNANCE MATTERS
REPORT OF THE AUDIT COMMITTEE
COMPENSATION OF DIRECTORS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
EXECUTIVE COMPENSATION
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
  Annex II